Exhibit 3

Description of the Registrant and Recent Developments

This description of the Council of Europe Development Bank (the “CEB” or the “Bank”) is dated April 10, 2017 and appears as Exhibit 3 to the Annual Report on Form 18-K of CEB for the fiscal year ended December 31, 2016.

THE DELIVERY OF THIS DOCUMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS DOCUMENT (OTHERWISE THAN AS PART OF A PROSPECTUS CONTAINED IN A REGISTRATION STATEMENT FILED UNDER THE U.S. SECURITIES ACT OF 1933) DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OF COUNCIL OF EUROPE DEVELOPMENT BANK.

PRESENTATION OF FINANCIAL INFORMATION

The capital of the CEB is denominated, and its accounts are kept, in euro. As used herein, the terms “euros”, “EUR” and the euro sign (€) refer to the single European currency of the member States of the European Union (“EU”) participating in the euro, and the terms “dollars”, “U.S. dollars”, “USD” and the dollar sign ($) refer to United States dollars.

Any discrepancies in the tables included in this annual report between the amounts and the totals thereof are due to rounding.

EXCHANGE RATE INFORMATION

The table below sets forth, for the periods indicated, information concerning the EUR/USD reference rate as published by the European Central Bank. No representation is made that the euro or U.S. dollar amounts referred to herein could be or could have been converted into U.S. dollars or euros, as the case may be, at any particular rate or at all. No representation is made that euro amounts actually represented, or have been or could be converted into, U.S. dollars at such rates or at any other rates on any of the dates indicated.

On April 7, 2017, the reference rate for the euro was $1.0630.

	High	Low	Period Average(1)	Period End
2017
April (2)	1.0678	1.0630	1.0657	1.0630
March	1.0889	1.0514	1.0685	1.0691
February	1.0808	1.0513	1.0643	1.0597
January	1.0755	1.0385	1.0614	1.0755
2016
December	1.0762	1.0364	1.0543	1.0541
November	1.1095	1.0548	1.0799	1.0635
October	1.1211	1.0872	1.1016	1.0946
2016	1.1569	1.0364	1.1069	1.0541
2015	1.2043	1.0552	1.1095	1.0887
2014	1.3953	1.2141	1.3285	1.2141
2013	1.3814	1.2768	1.3281	1.3791
2012	1.3454	1.2089	1.2848	1.3194

(1)	Computed using the average of the exchange rates for euros on each business day during the relevant monthly or annual period.
(2)	Through April 7, 2017.

THE COUNCIL OF EUROPE DEVELOPMENT BANK

Overview

The Council of Europe Development Bank is a multilateral development bank with a social vocation.

The CEB was established in 1956 by eight Council of Europe member states pursuant to a Partial Agreement between those states (the “Partial Agreement”). The Bank is governed by the Third Protocol to the General Agreement on Privileges and Immunities of the Council of Europe of March 6, 1959 (the “Protocol”), by its Articles of Agreement as amended (the “Articles”) and by regulations issued pursuant to the Articles. The CEB falls under the supreme authority of the Council of Europe but is legally separate and financially autonomous from it. The Bank is solely responsible for its own indebtedness. Currently, 41 European states are members of the Bank (the “Member States”)1.

Originally, the Bank’s primary purpose was to finance social programs related to the resettlement of refugees migrating to and between European countries in the aftermath of World War II. The Bank later extended the scope of its activities to providing aid to victims of natural or ecological disasters and to supporting other social objectives directly contributing to strengthening social cohesion in Europe. These other social objectives currently include education and vocational training, health, housing for low-income persons, supporting micro, small and medium-sized enterprises (“MSMEs”), improving living conditions in urban and rural areas, protection of the environment, protection of historic and cultural heritage, and infrastructure of administrative and judicial public services. See “Operations”.

In order to serve these objectives, the Bank grants or guarantees long-term loans to its Member States or institutions approved by them. Since its inception, the CEB has disbursed approximately €42.6 billion in loans. The CEB’s loans and guarantees typically cover only part of the cost of any project, supplementing each borrower’s own funds and credits from other sources, which may include other multilateral lending institutions. With certain exceptions, the Bank generally does not lend more than 50% of the cost of a project. As of December 31, 2016, the CEB had the equivalent of €13.7 billion of loans outstanding, excluding interest receivable and fair value adjustments of loans hedged by derivative instruments.

The CEB funds its operations primarily through debt offerings in the international capital markets. As of December 31, 2016, the Bank had total outstanding funded debt (debt securities, including interest payable thereon and value adjustments of debt securities hedged by derivative instruments) of €20.1 billion. The Bank’s capital consists of participating certificates which are subscribed to by its Member States. Starting with subscribed capital equivalent to €5.7 million in 1956, the Bank had subscribed capital of €5.5 billion as of December 31, 2016. See “Capital Structure”. As of December 31, 2016, €612.4 million of the Bank’s subscribed capital has been paid in.

The Governing Board may, upon a proposal of the Administrative Council, make calls upon subscribed and unpaid capital in order to enable the CEB to meet its obligations, including repaying the Bank’s indebtedness. Since the CEB’s inception, no such calls have ever been made. In addition, the Governing Board may, upon a proposal of the Administrative Council, decide to increase the Bank’s subscribed capital, as it did on February 4, 2011 when it approved the Bank’s sixth capital increase. See “Capital Structure”.

The CEB is supervised by a Governing Board and an Administrative Council, each of which are composed of representatives of each of the Member States. The Bank is represented in all of its transactions and legal proceedings by a Governor appointed for a five-year term by the Governing Board. The Bank’s operational headquarters are located at 55, avenue Kléber, 75116 Paris, France.

[1]	See “—Member States” below for further details.

Legal Status

The CEB was established on April 16, 1956 pursuant to the Articles adopted by the Committee of Ministers of the Council of Europe (the “Committee of Ministers”). The Committee of Ministers is the Council of Europe’s decision-making body. It comprises the ministers of foreign affairs of all member states of the Council of Europe, or their permanent diplomatic representatives in Strasbourg, France. The Articles form an integral part of the Protocol that also governs the CEB. The Protocol endows the CEB with a separate juridical personality with the capacity to enter into contracts, acquire and dispose of property, institute legal proceedings and carry out transactions related to its statutory purposes. The Protocol also grants the CEB various privileges and immunities in the Member States, including (a) an exemption from all direct taxes, (b) freedom of its property and assets from governmental restrictions, regulations, controls and moratoria of any nature, (c) immunity of its property and assets from search, requisition, confiscation, expropriation or any other form of distraint by executive or legislative action, and (d) immunity of its property and assets from all forms of seizure, attachment or execution before the delivery against the CEB of a final enforceable judgment rendered by a court of competent jurisdiction. By virtue of the Protocol, the CEB is subject to a national law only to the extent expressly agreed to by the CEB and to the extent that national law does not derogate from the Protocol or the Articles. However, notwithstanding certain exceptions, the Protocol subjects the CEB to the jurisdiction of the courts of its Member States and those states where the CEB has contracted or guaranteed loans.

Member States

According to the Articles, members of the CEB may include member states of the Council of Europe, or, upon the Bank’s authorization, a European state which is not a member of the Council of Europe or an international institution with a European focus. No such international institution has ever been a member of the Bank.

The number of Member States of the Bank has increased from 22 in 1991 to 41 in 2016 as a result of new Member States joining primarily from Central and Eastern Europe. The current members of the Bank and their dates of accession are set forth in the table below:

MEMBER STATES OF THE COUNCIL OF EUROPE DEVELOPMENT BANK AND YEAR OF ACCESSION

Albania	1999	Liechtenstein	1976
Belgium	1956	Lithuania	1996
Bosnia and Herzegovina	2003	Luxembourg	1956
Bulgaria	1994	Malta	1973
Croatia	1997	Moldova (Republic of)	1998
Cyprus	1962	Montenegro	2007
Czech Republic	1999	Netherlands	1978
Denmark	1978	Norway	1978
Estonia	1998	Poland	1998
Finland	1991	Portugal	1976
France	1956	Romania	1996
Georgia	2007	San Marino	1989
Germany	1956	Serbia	2004
Greece	1956	Slovak Republic	1998
Holy See	1973	Slovenia	1994
Hungary	1998	Spain	1978
Iceland	1956	Sweden	1977
Ireland	2004	Switzerland	1974
Italy	1956	“the former Yugoslav Republic of Macedonia”	1997
Kosovo	2013	Turkey	1956
Latvia	1998

Relationship with the Council of Europe

Founded in 1949, the Council of Europe is a 47-member international organization that works to protect human rights, pluralist democracy and the rule of law; to promote awareness and encourage the development of Europe’s cultural identity and diversity; to find common solutions to the challenges facing European society; and to consolidate democratic stability in Europe by backing political, legislative and constitutional reform. Most countries in Europe are members of the Council of Europe.

Only two member states of the EU — Austria and the United Kingdom — are members of the Council of Europe but not of the CEB. The Holy See, while a member of the CEB, is not a member of the Council of Europe but an observer to the Committee of Ministers. Kosovo is a member of the CEB but not of the Council of Europe.

The CEB was established pursuant to the Partial Agreement between those Council of Europe member states that wished to become members of the CEB. As a general matter, partial agreements permit member states of the Council of Europe to engage in Council of Europe activities without the approval of all member states. Activities governed by a partial agreement remain an activity of the Council of Europe in the same way as other Council of Europe activities, except that activities pursuant to partial agreements are endowed with their own budgets and working methods determined only by the member states which have entered into the partial agreement. A “Secretariat of the Partial Agreement” acts as a liaison between the Council of Europe and the CEB. The relationship between the two organizations is also guided in practice by the Articles, the Protocol, and various rules of procedure for the Bank’s governing bodies.

The CEB acts under the supreme authority of the Council of Europe, and its social objectives are in line with those of the Council of Europe. The CEB’s statutory purposes cannot be changed except with the approval of the Committee of Ministers. In addition, the Council of Europe must be regularly informed of the CEB’s activities, and the CEB’s Governing Board is required to state a position on any recommendations and opinions concerning the Bank that the Committee of Ministers and the Parliamentary Assembly of the Council of Europe may transmit to it. The Secretary General of the Council of Europe is also permitted to participate in, or be represented at, meetings of the CEB’s Governing Board and Administrative Council, without the right to vote. Finally, the Council of Europe also evaluates projects from a political and social perspective as described below under “—Framework and Policies Underlying Activities—Approval process for financing”.

Except as noted herein, however, the CEB is separate from the Council of Europe, is governed by separate supervisory and administrative bodies and maintains its own sources of revenues and financial operations.

Cooperation with the European Union and Other International Institutions

Over the years, the CEB has forged partnerships with other international organizations and donors to bring additional financing and greater expertise to the projects it supports. In addition to its natural links with the Council of Europe, the CEB has become a partner of choice to the EU and regularly cooperates with other international financial institutions (“IFIs”), as well as with several United Nations specialized agencies. The CEB takes part in the following programs:

•	the Regional Housing Programme (“RHP”), which is aimed at providing durable housing solutions for refugees and displaced persons within the Western Balkans and which was developed by Bosnia and Herzegovina, Croatia, Montenegro and Serbia with the support of the European Commission, the United Nations High Commissioner for Refugees (UNHCR), the Organization for Security and Co-Operation in Europe (OSCE), the United States of America, as well as other international donors, and in the context of which the CEB manages contributions from donors as well as provides technical and administrative services;

•	the Western Balkans Investment Framework, in which the CEB participates together with the EU, the European Investment Bank (“EIB”), the European Bank for Reconstruction and Development (“EBRD”) and donors and which aims at facilitating access to European financing for the countries in the Western Balkans;

•	the Neighbourhood Investment Facility, which combines grants from the EU and donor states with loans from financial institutions (including the EIB, the EBRD and the CEB) in favor of countries eligible under the European Neighbourhood Policy Instrument and which aims at mobilizing additional funding to cover the investment needs of the EU neighboring region for infrastructure in sectors such as transport, energy, the environment and social issues (e.g., construction of schools or hospitals);

•	tripartite financing facilities, which combine loans from the CEB and Kreditanstalt für Wiederaufbau (KfW) and grants from the European Commission and whose funding is used to finance investments intended to create or maintain jobs in MSMEs, local infrastructure for municipalities and energy efficiency projects in CEB member states of Central and Eastern Europe;

•	the EU Platform for Blending in External Cooperation (EUBEC), which provides recommendations and guidance on the use of blending in the external cooperation of the EU to unlock additional public and private resources. Blending is a tool which combines EU grants with other public and private sector resources such as loans and equity in order to leverage additional non-grant financing;

•	the European Platform for Roma Inclusion, set up by the European Commission, which brings together national governments, the EU, international organizations and Roma civil society representatives with the aim of stimulating cooperation and exchanges of experience on successful Roma integration policies and practices;

•	the European Local Energy Assistance (ELENA), a facility that provides grants to public entities for the development of investment programs related to energy efficiency projects;

•	the Eastern Europe Energy Efficiency and Environmental Partnership (E5P), a fund that combines contributions from the EU and donor countries in favor of municipal investments in energy efficiency and environmental projects in Armenia, Azerbaijan, Belarus, Georgia, the Republic of Moldova and Ukraine; and

•	the Facility for Refugees in Turkey established by the EU in November 2015, through which the EU has allocated €40 million in 2016 to the CEB to finance the construction of a state hospital in Turkey which will serve both Syrian refugees and their host community.

At the end of 2016, the balance of fiduciary accounts related to the RHP and of fiduciary accounts funded entirely or mainly by the EU stood at €75 million. Accounts related to the RHP accounted for the vast majority of this balance, i.e. 95% of the total.

The CEB has also signed Memoranda of Understanding or other cooperation agreements with the EBRD, the European Stability Mechanism (ESM), the World Bank Group, the Nordic Investment Bank, the Asian Development Bank, the EIB, KfW, the United Nations Children’s Fund (UNICEF) and the Office of the United Nations High Commissioner for Refugees (UNHCR). The amount of grants approved by the CEB in the framework of these Memoranda of Understanding stood at €10 million at the end of 2016. Furthermore, the Bank maintains a collaboration with other UN agencies, such as the World Health Organization and the International Organization for Migration.

Migrant and Refugee Fund

In response to the recent increase in the number of migrants seeking asylum in Europe, the CEB set up the Migrant and Refugee Fund (“MRF”) in 2015, a new grant-based financial instrument to help Member States deal with migrant and refugee flows. Following a proposal by the Governor, the CEB’s Administrative Council unanimously approved the establishment of the MRF in October 2015.

The MRF supports CEB Member States’ efforts to ensure that migrants and refugees who arrive on their territory enjoy basic human rights, such as shelter, food and medical aid, as well as personal security. The MRF may also be used to help Member States integrate these populations and enable them to rebuild their lives in dignified conditions.

The MRF is endowed with a €5 million contribution from the CEB and is additionally supported by contributions from member countries and other donors, targeting an additional €15 to 20 million in contributions. At year-end 2016, total funds committed to the MRF amounted to €21 million, while 14 grants in the aggregate amount of €18 million had been approved.

The Facility for Refugees in Turkey

In the context of the EU-Turkey Joint Action Plan, the European Commission established the Facility for Refugees in Turkey (FRiT) in November 2015 as a coordination mechanism to streamline actions, mostly financed from the EU General Budget, aimed at enhancing the efficiency and complementarity of the support provided to refugees and host communities in Turkey.

On the basis of a Commission Implementing Decision of July 2016 adopting a Special Measure on education, health, municipal infrastructure and socio-economic support to refugees in Turkey and a “pre-decision” of the European Commission regarding selected project proposals, the EU also earmarked €40 million to the CEB to finance the construction of a state hospital in Turkey (Action 6 of the Special Measure) in an area of the country severely affected by the influx of refugees from Syria. The CEB Turkey Refugee Account was established by Administrative Council decision in November 2016 to enable the receipt of EU funds.

CEB as ODA-Eligible International Organization

In 2014, the CEB was added to the list of Official Development Assistance (“ODA”)-eligible international organizations. ODA is a term coined by the Development Assistance Committee (DAC) of the Organisation for Economic Co-operation and Development (“OECD”) that is widely used to measure international aid flows from donors to developing countries to support their economic development. ODA is the key measure used in practically all aid targets and assessments of aid performance. In reporting their ODA, donor countries refer to a list of ODA-eligible international organizations. Contributions to these organizations, which are not earmarked, may be reported as ODA in whole or in part.

The CEB’s ODA eligibility recognizes the concessional character (at least partially) of CEB’s lending and its grant element. It also aligns CEB with its peers, such as the Asian Development Bank, the Black Sea Trade and Development Bank, the EBRD, the EIB and the World Bank Group, all of which are also listed as ODA-eligible international organizations.

Framework and Policies Underlying Activities

Objectives of the CEB

Established in 1956 in order to finance social programs for European refugees, the CEB’s scope of action has progressively broadened to include other objectives that contribute to strengthening social cohesion within Europe. The CEB’s Development Plan 2017-2019 organized these objectives through the following three strategic sectoral lines of action:

•	Sustainable and inclusive growth with emphasis on socially oriented components, including in particular public infrastructure with a social vocation, job creation and preservation, access to the labor market, housing and integration of vulnerable groups.

•	Integration of refugees, displaced persons and migrants.

•	Climate action: developing adaptation and mitigation measures.

These sectoral lines of action reflect both the CEB’s specific social vocation and the development logic underpinning all its activity in the following sectors of action:

•	aid to refugees, displaced persons, migrants and other vulnerable groups;

•	social housing for low-income persons;

•	improving living conditions in urban and rural areas;

•	natural or ecological disasters;

•	protection of the environment;

•	protection and rehabilitation of historic and cultural heritage;

•	health;

•	education and vocational training;

•	administrative and judicial infrastructure;

•	supporting micro, small and medium-sized enterprises (MSMEs) for the creation and preservation of viable jobs.

For more detailed information on the Bank’s operations along its sectoral lines of action, see “Operations”.

Financing methods

The CEB operations primarily consist of providing loans for investment projects of a social nature.

The CEB grants loans to the following counterparties: (i) Member States of the Bank; (ii) any legal entity approved and guaranteed by a Member State; and (iii) any legal entity approved by one of the CEB’s Member States if the Administrative Council deems the loan to carry sufficient guarantees. Any such loan may, under certain conditions, benefit from interest rate subsidies or receive technical assistance, grants or guarantees from an account known as the Social Dividend Account, which is described below.

In addition to granting loans, the Bank may also provide guarantees to financial institutions approved by a Member State for loans that further the Bank’s statutory purposes as set forth in the Articles, although in practice the Bank has only very rarely done so and such guarantees have accounted for only a small part of the Bank’s historical activity.

General project financing guidelines

The CEB carries out its mission within the strategic framework of a formal development plan that describes the objectives underpinning the CEB’s actions and sets forth guidelines for its activity in the medium term in relation to the operational context within which the Bank operates.

General guidelines for the CEB’s project financing activity are set out in the Bank’s development plan for 2017–2019 (the “Development Plan 2017–2019”), as well as in the CEB’s policy framework for loan and project financing (the “Loan and Project Financing Policy”) and, from an operational perspective, in an operational manual called the CEB Handbook for the Preparation and Implementation of Projects. For additional information on the Bank’s development plan, see “—Development Plan 2017–2019” below.

According to the Loan and Project Financing Policy, a CEB borrower may be a Member State, a central or local government entity, a financial institution or any other public or private entity. At the request of the CEB, a borrower’s commitments may be guaranteed by a third party. The guarantor may be a Member State, a government entity, a financial institution or any other public or private legal entity approved by the CEB.

The CEB’s share of the financing generally may represent up to 50% of the total eligible cost of a project. This share may be higher, up to a limit of 90%, depending on the social impact of a project, the scarcity of alternative financing sources and the extent to which the CEB plays a key role in guiding the project’s preparation and implementation, among other factors.

The CEB’s loan share may also be higher for projects implemented in the Bank’s 22 “target countries” in Central, Eastern and Southeastern Europe, namely Albania, Bosnia and Herzegovina, Bulgaria, Croatia, Cyprus, the Czech Republic, Estonia, Georgia, Hungary, Kosovo, Latvia, Lithuania, Malta, The Republic of Moldova, Montenegro, Poland, Romania, Serbia, the Slovak Republic, Slovenia, “the former Yugoslav Republic of Macedonia” and Turkey (collectively, the “Target Countries”).

Costs eligible for CEB financing include those incurred in connection with surveys or studies; technical project supervision; acquisition and development of land; construction, renovation and modernization or purchase of buildings; installation of basic infrastructure; purchase of materials and equipment; training of staff; and certain contingent events. Financial costs or investments (such as debt repayment, refinancing, interest charges or acquisition of interest in the capital of an enterprise) are generally not eligible for CEB financing.

The principal financing instruments for the CEB’s loan operations are as follows:

•	Project Loans are the CEB’s direct loans to an entity to finance a predefined investment or a group of related investments. The investments financed through a CEB Project Loan are normally concentrated in one of the Bank’s sectors of action.

•	CEB Program Loans are made to intermediary institutions or public entities in order to finance a program of diverse investments (small, individual projects or sub-projects) and multi-project programs in one or several CEB sectors of action (multi-sector).

•	Public Sector Financing Facility (“PFF”) loans are instruments intended for public entities whose funding is primarily budget-based and which aims to remedy temporary interruptions in funding flows and ensure continuity of investments in the social sectors, eligible costs include ongoing investment contracts and maintenance costs (excluding certain personnel costs), financial costs, taxes and non-cash items such as depreciation.

•	In the case of EU Co-Financing Facility (“ECF”) loans, eligible costs are those defined by the relevant EU regulations or fund-specific rules, as complemented by national rules. ECF loans are intended to facilitate the absorption and use of available EU grants by the Bank’s Member States for addressing their social investment needs in the CEB’s sectors of action.

•	Cross-sectoral loans (“CSLs”) are CEB financing instruments introduced by the Development Plan 2017-2019, aimed at funding projects that span different sectors with interrelated cross-sectoral elements. The CSLs will cover eligible costs related to the development of social investments in several sectors of actions linked through a set of related aims and objectives as a cross-sectoral element defined during appraisal.

High social value projects financed by the Bank may, upon proposal by the Governor, benefit from an interest rate subsidy or receive technical assistance, grants or guarantees from the Social Dividend Account (“SDA”), formerly known as the Selective Trust Account. On an exceptional basis, the SDA can also provide grant contributions in the form of donations responding to emergency situations or as a contribution to a common cause in the Member State.

The SDA is a special account that was first established in 1995 to provide interest rate subsidies and grants in eligible countries for eligible projects. With a view to increasing the CEB’s social added value, the SDA’s scope was expanded in March 2013 and it now also provides financing for project-related technical assistance and guarantees. The SDA is funded with allocations received from the Bank’s Member States through dividends allocated upon appropriation of the Bank’s profit. It may also be funded by voluntary contributions from the Bank’s Member States or the member states of the Council of Europe. Interest rate subsidies, grants, technical assistance and guarantees from the SDA are approved on a case-by-case basis by the Administrative Council. The SDA is aimed at priority groups such as refugees, displaced populations, migrants or populations affected by natural or ecological disasters, and vulnerable groups such as populations living below the poverty threshold (defined as less than 60% of the national average income), abandoned children, children in vulnerable situations, persons with disabilities and ethnic minorities.

For more information regarding the SDA, see Note K (“Social Dividend Account”) of CEB’s audited financial statements set forth in Exhibit 2 of this annual report on Form 18-K.

Approval process for financing

Applications for project financing, which may in certain instances be prepared with the technical assistance of the Bank, are sent to the Secretary General of the Council of Europe and the Governor of the CEB. The application must be accompanied by a letter of transmittal from the Member State requesting financing, and, if the requesting Member State approves a project in favor of a third-party country, the latter will be asked to send a letter of consent to the Secretariat of the Partial Agreement allowing the CEB to monitor the project in accordance with its procedures. Upon receipt of the letter(s) and the application, the Council of Europe evaluates the proposal and prepares an opinion as to the project’s conformity with the political and social aims of the Council of Europe. This opinion helps to ensure the coherence of the CEB’s activities with the social goals of the Council of Europe. In parallel, the Governor of the Bank prepares a loan document, i.e., a project presentation report concerning the technical and financial aspects of the project. The loan document describes the borrower and the project and contains the financial elements required to assess the credit risk linked to the borrower and, where applicable, to the guarantor. The social value of each project is evaluated based on a comprehensive “two-pronged” approach assigning both (i) a project/program rating which assesses the social value of the project per se; and (ii) a country rating which reflects the socio-economic situation of the country in which the project is located. Contributing to improving the screening of projects, this approach allows the Bank to closely measure the social value of each of its projects and their anticipated social outcomes. A qualitative evaluation of the credit risk and the risks linked to the project’s implementation is presented in the conclusion to the report. The Governor’s project presentation report and the Council of Europe’s opinion are then examined by the Administrative Council, which evaluates and approves each loan application according to eligibility criteria defined in the Loan and Project Financing Policy. In addition, projects with borrowers that have, through previous cooperation with the CEB, demonstrated a clear mandate, well-established and effective operational and financial policies and procedures, and the capacity to provide timely and comprehensive reports to the CEB on the relevant financial, physical and social aspects of project implementation, may benefit from the “Conditional Financing Instrument” procedures, which allow for adjusted on-site monitoring procedures.

Project Monitoring

The Bank carries out technical and administrative monitoring of projects from approval to completion, including evaluation of a sample of completed projects by the CEB’s independent Evaluation Department. Monitoring is intended to ensure that the project is carried out in accordance with the loan application approved by the Administrative Council when examining the project and with the agreements entered into between the parties.

In principle, an on-site project monitoring mission is organized by the CEB at least once in the project life cycle. In certain cases, external consultants may be called upon to assist in the monitoring. For each review, a mission report is prepared, the conclusions of which may be communicated to the borrower. The borrower is also required to provide monitoring reports at least once a year and prior to any disbursement, with the exception of the first tranche. This report is prepared by the borrower (or by the project manager, if applicable) using the standard tables attached as an appendix to the applicable framework loan agreement. The Bank prepares an Annual Report on Project Preparation and Monitoring in coordination with the Secretariat of the Partial Agreement, and presents it to the Bank’s Administrative Council and Governing Board. This report gives an overall evaluation of the most significant projects while highlighting the issues encountered in the course of their appraisal and implementation. It includes, on a non-exclusive basis, information on (i) project preparation in terms of appraisal, technical review and lessons learned; (ii) project monitoring, including modified or cancelled projects; (iii) project performance review; (iv) social effects of projects completed; and (v) performance of the reviewed projects and issues identified with respect to social and environmental safeguards. In addition, upon completion of a project, each borrower is required to submit a final report to the Bank presenting a review of the project’s results.

In addition, the Evaluation Department carries out independent ex-post evaluations of a sample number of operations (projects and programs) in line with international evaluation standards and practices in other multilateral development banks, and submits resulting evaluation reports jointly with its Annual Activity Report through the Governor to the Administrative Council.

Development Plan 2017–2019

In December 2016, the CEB’s Governing Board adopted the Bank’s new Development Plan. Taking into account the numerous challenges with which Europe and CEB member countries are currently confronted, the Development Plan aims to enhance the Bank’s effectiveness in response to the needs of its members while also reaffirming the institution’s relevance in a fast-changing environment.

The Development Plan is a roadmap for action during the next three years and will enable the CEB to build on its strong performance and increase efficiency in order to continue to give full support to the social policies of its members.

In the Development Plan, the focus is put on promoting sustainable and inclusive growth in key CEB activity areas, including public infrastructure, job creation and preservation, and assistance to vulnerable groups. Particular attention is given to providing access to housing and the labor market as a way of facilitating the social integration of migrants, refugees, and displaced persons.

In addition, the Development Plan ensures that the CEB plays its part in global efforts to protect the environment through climate change mitigation and adaptation measures. To align its policies with the new strategic framework, the CEB has approved a revised Environmental and Social Safeguards Policy, which is closely related to the Development Plan and will be part of its implementation.

The Development Plan foresees the further strengthening of cooperation between the CEB and its partners, enhancing the quality and social added value of the projects financed, and ensuring the sustainability of financing through the use of innovative instruments.

The Loan and Project Financing Policy, which defines the basic conditions for the selection and implementation of projects funded by the CEB, has been amended to reflect the three new strategic priorities for the CEB: sustainable and inclusive growth; integration of refugees, displaced persons and migrants; and climate change action – developing mitigation and adaptation measures. The policy introduces cross-sectoral loans, a new financial instrument to help the Bank adapt to funding increasingly complex projects spanning different but interrelated fields.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth the CEB’s capitalization and indebtedness as of December 31, 2016. It does not otherwise give effect to any transaction since that date. Since December 31, 2016, there has been no material change in the capitalization of CEB except for the issuance of USD 1.0 billion (approximately EUR 943 million based on the exchange rate at the time of the issuance) 1.875% Notes due January 27, 2020 under the CEB’s SEC registered U.S. debt shelf program in January 2017 and the issuance of EUR 500 million 1.125% Notes due April 10, 2024 under the CEB’s Euro Medium Term Note program in April 2017.

As of December 31, 2016
(in thousands of euros)
Short-term Debt (1)	2,988,331
Long-term Debt (2)	16,326,561
Equity
Capital (3)
Subscribed	5,472,219
Uncalled	(4,859,802)

Called	612,417

General Reserve (4)	2,149,595
Gains or losses recognized directly in equity	(55,037)
Net profit	104,926

Total Equity	2,811,901

Total Capitalization (5)	19,138,462

(1)	See “Financial Review—Balance Sheet—Funding”. Consists of current portion of long-term debt plus existing debt securities with a maturity of less than one year as of the issue date, excluding accrued interest and value adjustment of debt securities hedged by derivatives.
(2)	See “Financial Review—Balance Sheet—Funding”. Consists of non-current portion of debt securities with a maturity of more than one year as of the issue date, excluding accrued interest and value adjustment of debt securities hedged by derivatives. None of the CEB’s debt is guaranteed by other parties or secured.
(3)	See “Capital Structure—Subscribed, Called and Uncalled Capital”.
(4)	The CEB’s general reserve represents retained earnings and a portion of the contributions paid in by new Member States upon accession. See “Capital Structure—Reserves”.
(5)	Total capitalization consists of long-term debt and total equity.

CAPITAL STRUCTURE

Subscribed, Called and Uncalled Capital

Any European state (member or non-member state of the Council of Europe) may, in principle, become a Member State of the Bank. Each Member State of the Bank is required to subscribe to the Bank’s capital. The amount of capital required to be subscribed by the applicant as a percentage of total subscribed capital is equivalent to the applicant’s anticipated percentage contribution to the budget of the Partial Agreement on the CEB. This amount results from comparing the gross domestic product and the population of the applicant country to those of all Member States combined, with the weighting given to gross domestic product being five times that given to population.

The Bank issues participating certificates, each with a nominal value of €1,000, to its Member States. The number of certificates to be held by each Member State is fixed by the Governing Board and represents that Member State’s subscribed capital. At any given time, however, each Member State is required to pay in only a portion of the subscribed capital represented by its certificates. The minimum percentage of subscribed capital to be paid in is fixed by the Governing Board: currently, it is fixed at 11.1%. Total subscribed capital paid-in and to be paid-in is referred to as “called capital”. Subscribed capital not paid in remains subject to capital calls by the Governing Board. The difference between the subscribed capital and the called capital is referred to as “uncalled capital”.

Although the Member States do not guarantee the CEB’s obligations, the Governing Board may make calls upon subscribed and unpaid capital in order to enable the CEB to meet its obligations, including repaying the Bank’s indebtedness. Since the CEB’s inception, no such calls have been made. In addition, the Governing Board may decide to increase the Bank’s subscribed capital, in which case it sets forth the conditions of such increase, including the percentage of such increased subscribed capital to be paid in and the corresponding payment dates. Capital increases only become effective once the conditions set forth by the Governing Board for such increase have been satisfied (such as a minimum percentage of the capital increase being subscribed). Member States are not required to subscribe to capital increases.

The Bank has had six capital increases since 1956. The CEB launched its sixth capital increase in February 2011, for which the subscription rate was 98%. At December 31, 2016, the Bank’s subscribed capital amounted to €5.5 billion, stable compared to year-end 2015. The CEB’s own funds (subscribed capital, reserves, gains or losses recognized directly in equity and profit for the year) increased from €7.6 billion at year-end 2015 to €7.7 billion at year-end 2016, mainly as a result of an increase in general reserves due to the allocation of net profit.

Capital allocation by Member State, as of December 31, 2016, is presented in the table below:

CAPITAL ALLOCATION

				in thousands of euros
Members	Subscribed capital	Uncalled capital	Called capital	Percentage of subscribed capital
France	915,770	814,114	101,656	16.735%
Germany	915,770	814,114	101,656	16.735%
Italy	915,770	814,114	101,656	16.735%
Spain	597,257	530,958	66,299	10.914%
Turkey	388,299	345,197	43,102	7.096%
Netherlands	198,813	176,743	22,070	3.633%
Belgium	164,321	146,083	18,238	3.003%
Greece	164,321	146,083	18,238	3.003%
Portugal	139,172	123,724	15,448	2.543%
Sweden	139,172	123,724	15,448	2.543%
Poland	128,260	114,023	14,237	2.344%
Denmark	89,667	79,712	9,955	1.639%
Finland	69,786	62,039	7,747	1.275%
Norway	69,786	62,039	7,747	1.275%
Bulgaria	62,459	55,526	6,933	1.141%
Romania	59,914	53,264	6,650	1.095%
Switzerland	53,824	43,229	10,595	0.984%
Ireland	48,310	42,948	5,362	0.883%
Hungary	44,788	39,816	4,972	0.818%
Czech Republic	43,037	38,260	4,777	0.786%
Luxembourg	34,734	30,878	3,856	0.635%
Serbia	25,841	22,973	2,868	0.472%
Croatia	21,376	19,003	2,373	0.391%
Cyprus	19,882	17,676	2,206	0.363%
Slovak Republic	18,959	16,854	2,105	0.346%
Albania	13,385	11,899	1,486	0.245%
Latvia	12,808	11,387	1,421	0.234%
Estonia	12,723	11,311	1,412	0.233%
“the former Yugoslav Republic of Macedonia”	12,723	11,311	1,412	0.233%
Lithuania	12,588	11,191	1,397	0.230%
Slovenia	12,295	10,930	1,365	0.225%
Iceland	10,144	9,018	1,126	0.185%
Malta	10,144	9,018	1,126	0.185%
Georgia	9,876	8,780	1,096	0.180%
Bosnia and Herzegovina	9,689	8,614	1,075	0.177%
Montenegro	6,584	5,853	731	0.120%
Kosovo	6,559	5,831	728	0.120%
Moldova (Republic of)	5,488	4,878	610	0.100%
San Marino	4,867	4,206	661	0.089%
Liechtenstein	2,921	2,374	547	0.053%
Holy See	137	107	30	0.003%

Total 2016	5,472,219	4,859,802	612,417	100.00%

Total 2015	5,472,219	4,859,802	612,417	100.00%

Reserves

The CEB’s general reserves are derived principally from the Bank’s profit. Acting upon annual recommendations of the Administrative Council and final resolutions of the Governing Board, the Bank has historically allocated substantially all of its profits towards reserves. In addition, reserves have increased over the years as a result of the accession of new Member States, which are not only required to subscribe to the Bank’s capital and to contribute the amount required to be paid in, but also to contribute to the general reserves in proportion to their share in the capital.

At year-end 2016, reserves increased to €2.15 billion compared to €2.03 billion at year-end 2015 as a result of €120.0 million of 2015 profit allocated to the general reserves.

OPERATIONS

Introduction

The CEB aims to contribute to the strengthening of social cohesion in Europe through long-term lending to governments, local and regional authorities, public and private financial institutions and other public and private legal entities approved by a Member State. The Bank’s activities have broadened and shifted since its founding in 1956, when its statutory priorities were to provide aid to refugees and migrants and support projects related to natural or ecological disasters. At various times over the course of its history, the CEB has focused on social housing for low-income persons, vocational training, improving living conditions in urban and rural areas, infrastructure improvement and employment.

The CEB aims to strengthen social cohesion in Europe through the following three sectoral lines of action:

•	Sustainable and inclusive growth with emphasis on socially oriented components, including in particular public infrastructure with a social vocation, job creation and preservation, access to the labor market, housing and integration of vulnerable groups.

•	Integration of refugees, displaced persons and migrants.

•	Climate action: developing adaptation and mitigation measures.

These sectoral lines of action reflect both the CEB’s specific social vocation and the development logic underpinning all its activity in the following sectors of action:

•	aid to refugees, displaced persons and migrants;

•	social housing for low-income persons;

•	improving living conditions in urban and rural areas;

•	natural or ecological disasters;

•	protection of the environment;

•	protection and rehabilitation of historic and cultural heritage;

•	health;

•	education and vocational training;

•	administrative and judicial infrastructure;

•	supporting micro, small and medium-size enterprises (MSMEs) for the creation and preservation of viable jobs.

The shift in and expansion of the Bank’s social objectives have been accompanied by a changing geographic focus. When first formed by its eight founding Member States, the Bank’s activities were primarily concentrated in Germany, France, Italy, Greece, Turkey and Cyprus. During the late 1970s and 1980s, as the Bank’s membership base expanded so did its geographical reach, in particular to the countries of Southern Europe, such as Spain, Portugal and Yugoslavia. The end of the Cold War prompted a new wave of countries adhering to the institution and consequently permitted increased lending to Central and Eastern Europe. Today, the Bank’s resources are widespread across its membership base, with 56.9% of loans outstanding in favor of Target Countries.

Overview of CEB’s Lending Activities

The tables below summarize the CEB’s lending activity in terms of project amounts approved and loans disbursed by sectoral line of action and by country of the borrower over the past two years, as well as the five-year cumulative totals over the 2012–2016 period. Because the Bank’s policies and procedures generally result in loans being approved and disbursed in different years, amounts approved and amounts disbursed in any given year do not necessarily relate to the same projects.

Projects approved are projects that have been submitted to the Administrative Council and approved for funding. Loans disbursed are loans that have actually been paid to the borrower.

PROJECTS APPROVED (1)

per country and per sectoral line of action					in thousands of euros
Country	2016		2015		Accumulated total 2012–2016
	Amounts	%	Amounts	%	Amounts	%
Albania	—	—	—	—	44,630	0.4
Belgium	—	—	206,400	9.0	721,400	6.1
Bosnia and Herzegovina	11,000	0.3	—	—	149,500	1.3
Bulgaria	200,000	5.8	150,000	6.5	425,000	3.6
Croatia	—	—	—	—	190,000	1.6
Cyprus	32,000	0.9	—	—	32,000	0.3
Czech Republic	50,000	1.5	100,000	4.3	420,000	3.5
Finland	140,000	4.1	—	—	310,000	2.6
France	515,600	14.9	200,000	8.7	1,513,300	12.7
Georgia	16,500	0.5	—	—	59,161	0.5
Germany	652,000	18.9	—	—	942,000	7.9
Greece	—	—	2,000	0.1	2,000	0.01
Hungary	65,700	1.9	—	—	192,200	1.6
Ireland	200,000	5.8	233,000	10.1	474,000	4.0
Italy	150,000	4.3	—	—	156,000	1.3
Latvia	—	—	50,000	2.2	50,000	0.4
Lithuania	—	—	—	—	100,000	0.8
Moldova (Republic of)	—	—	—	—	49,000	0.4
Montenegro	—	—	10,000	0.4	28,000	0.2
Netherlands	100,000	2.9	—	—	100,000	0.8
Poland	486,047	14.1	450,000	19.6	1,662,713	14.0
Portugal	80,000	2.3	—	—	95,000	0.8
Romania	—	—	175,000	7.6	380,000	3.2
Serbia	—	—	—	—	63,000	0.5
Slovak Republic	73,000	2.1	464,500	20.2	902,500	7.6
Slovenia	—	—	—	—	95,000	0.8
Spain	309,000	9.0	160,000	7.0	1,447,000	12.2
Sweden	160,000	4.6	—	—	160,000	1.3
“the former Yugoslav Republic of Macedonia”	10,000	0.3	—	—	115,000	1.0
Turkey	200,000	5.8	100,000	4.3	1,010,000	8.5

TOTAL	3,450,847	100.0	2,300,900	100.0	11,888,405	100.0

Sectoral line of action(1)	2016		2015		Accumulated total 2012-2016
	Amounts	%	Amounts	%	Amounts	%
Strengthening of social integration	1,325,747	38.4	877,250	38.1	3,770,014	31.7
Management of the environment	138,900	4.0	700,450	30.5	1,356,950	11.4
Supporting public infrastructure with a social vocation	797,700	23.1	396,800	17.2	2,523,580	21.2
Supporting micro, small and medium-sized enterprises for the creation and preservation of viable jobs (MSMEs)	1,188,500	34.5	326,400	14.2	4,237,861	35.7

TOTAL	3,450,847	100.0	2,300,900	100.0	11,888,405	100.0

(1)	Amounts as estimated at the time of project approval.

LOANS DISBURSED (1)

per country and per sectoral line of action					in thousands of euros
Country	2016		2015		Accumulated total 2012–2016
	Amounts	%	Amounts	%	Amounts	%
Albania	1,500	0.1	1,491	0.1	14,458	0.2
Belgium	30,000	1.5	100,000	5.4	735,000	8.1
Bosnia and Herzegovina	5,850	0.3	21,250	1.2	49,061	0.5
Bulgaria	45,000	2.2	32,500	1.8	140,500	1.6
Croatia	88,456	4.3	45,152	2.5	274,249	3.0
Cyprus	18,000	0.9	—	—	108,000	1.2
Czech Republic	140,012	6.9	119,988	6.5	433,405	4.8
Estonia	—	—	—	—	7,258	0.1
Finland	20,000	0.98	80,000	4.3	160,000	1.8
France	263,570	12.9	183,000	9.9	1,075,411	11.9
Georgia	—	—	15,599	0.8	21,210	0.2
Germany	—	—	130,000	7.1	255,400	2.8
Hungary	25,000	1.2	25,680	1.4	274,402	3.0
Ireland	65,000	3.2	21,000	1.1	156,000	1.7
Italy	75,000	3.7	3,150	0.2	181,000	2.0
Lithuania	10,000	0.5	30,000	1.6	142,000	1.6
Moldova (Republic of)	3,028	0.15	2,828	0.2	19,199	0.2
Montenegro	5,150	0.3	5,750	0.3	10,900	0.1
Poland	203,054	10.0	367,634	20.0	1,375,621	15.2
Portugal	31,000	1.5	—	—	31,000	0.3
Romania	48,400	2.4	53,891	2.9	231,241	2.6
Serbia	20,750	1.02	3,250	0.2	85,047	0.9
Slovak Republic	295,000	14.5	150,000	8.1	652,500	7.2
Slovenia	—	—	30,000	1.6	50,000	0.6
Spain	380,000	18.7	200,000	10.9	1,415,000	15.6
“the former Yugoslav Republic of Macedonia”	9,697	0.5	13,397	0.7	64,070	0.7
Turkey	253,500	12.4	207,000	11.2	1,092,782	12.1

TOTAL	2,036,967	100.0	1,842,560	100.0	9,054,714	100.0

Sectoral line of action(1)	2016		2015		Total 2012–2016
	Amounts	%	Amounts	%	Amounts	%
Strengthening of social integration	326,905	16.1	406,003	22.0	2,205,332	24.3
Management of the environment	351,207	17.2	229,291	12.4	1,518,664	16.8
Supporting public infrastructure with a social vocation	439,417	21.6	323,522	17.6	1,656,206	18.3
Supporting micro, small and medium-sized enterprises for the creation and preservation of viable jobs (MSMEs)	919,438	45.1	883,744	48.0	3,674,512	40.6

TOTAL	2,036,967	100.0	1,842,560	100.0	9,054,714	100.0

(1)	Loans in currencies other than euro are converted at the exchange rate at the disbursement date rather than the exchange rate at the financial statement date.
NB:	Information regarding amounts disbursed reflects the location of the registered office of the borrower and not that of the ultimate beneficiary, who may be based in another country. Consequently, the figures provide information on the risk profile of the Bank’s borrowers and not that of the ultimate beneficiaries of its lending operations.

Sectors of Action

•	Aid to refugees, displaced persons, migrants and other vulnerable groups. According to the Bank’s Articles of Agreement: “The primary purpose of the Bank is to help in solving the social problems with which European countries are or may be faced as a result of the presence of refugees, displaced persons or migrants consequent upon movements of refugees or other forced movements of populations (...)”. The CEB also takes action in this sector in favor of populations regarded as vulnerable, such as: (i) persons living below the poverty threshold (less than 60% of the national average income); (ii) abandoned children, children in vulnerable situations and persons with disabilities; and (iii) ethnic minorities. Projects in this sector consist, among others, of reconstruction and repair of reception facilities (such as reception centers, temporary and permanent social housing); preventive and curative medicine programs; education and vocational training programs; and the financing of technical infrastructure and basic amenities required in response to emergencies.

•	Social housing for low income persons. The CEB finances projects for the renovation, construction or refurbishing of housing and for the conversion of buildings into housing so as to provide decent housing for low-income persons, corresponding to social housing criteria whenever these are defined by the national legislation. Activities in this sector include, among others, providing adequate housing for low-income persons in urban and rural areas; the construction of infrastructure such as water supply, collection and treatment of wastewater; the construction of accommodation for the elderly that enable medical treatment; or the renovation of student residences. At the borrower’s request, the Administrative Council may, if it deems it to be justified, approve housing projects aimed at populations for whom special measures have been taken by a Member State or a territorial authority.

•	Improving living conditions in urban and rural areas. Projects in this sector include, among others, improving living conditions in neighborhoods or cities lacking in infrastructure, including social and cultural amenities. In rural areas, the Bank finances projects that target regions characterized by low population density or activities in sectors such as agriculture, forestry, aquaculture and fishing, as defined by national legislation.

•	Natural or ecological disasters. According to CEB’s Articles of Agreement: “The primary purpose of the Bank is to help in solving the social problems with which European countries are or may be faced (…) as a result of the presence of victims of natural or ecological disasters”. The purpose of the actions undertaken is to provide national and local authorities with assistance in the reconstruction of the affected areas or in the prevention of natural or ecological disasters. Projects in this sector mostly consist of the reconstruction or rehabilitation of destroyed or damaged public structures and basic infrastructure facilities such as water supply, the treatment of wastewater and solid waste, electricity and gas supplies. Operational material and equipment for emergency operations can also be eligible for CEB financing. The CEB aims to provide national and local authorities with assistance in the reconstruction of the disaster-affected areas and to develop means for the prevention of natural or ecological disasters, in particular floods, fires, avalanches, earthquakes and landslides.

•	Protection of the environment. The CEB finances projects, undertaken by public or private entities, that contribute to protecting and improving the environment. Projects in this sector involve, among others, reduction and treatment of solid and liquid waste; clean-up and protection of surface and underground water; protection against noise; production of renewable energy and reduction of air pollution, excluding installations of an industrial nature; protection and development of biodiversity; and cleaner transport networks.

•	Protection and rehabilitation of historic and cultural heritage. Projects in this sector are aimed at the protection and the rehabilitation of elements of historic and cultural heritage classified as such by the Member State concerned.

•	Health. The CEB finances projects in the area of health and related basic infrastructure. To be eligible for CEB financing, private establishments and infrastructure must be approved by the public health authorities and in compliance with the criteria established for the relevant type of establishment. Financing of projects in the health sector involves, among others, the construction, renovation and modernization of health infrastructure such as hospitals, neighborhood healthcare centers (including those specialized in providing assistance to vulnerable target groups, such as populations living below the poverty threshold, abandoned children, children in vulnerable situations, persons with disabilities and ethnic minorities) or centers specializing in healthcare for the elderly and the disabled.

•	Education and vocational training. The CEB finances projects concerning education, including vocational training, and related basic infrastructure. To be eligible for CEB financing, private establishments and infrastructure projects must be approved by the public education authorities (in compliance with the criteria established for the relevant type of establishment). The CEB may also finance public or private investments in research and development centers. Projects in this sector involve the financing of the construction and modernization of primary and secondary schools, university and vocational training infrastructure as well as the provision of teaching equipment. The CEB finances programs providing assistance in the training of specialized staff in the social and education sectors as well as professional retraining programs in declining economic sectors.

•	Administrative and judicial infrastructure. The CEB finances projects for the construction or rehabilitation of infrastructure as well as the conversion of buildings into premises intended for public service use, in particular the organization and functioning of administrative and judicial public services. This sector focuses on financing projects for the construction, rehabilitation or transformation of infrastructure or buildings intended for public services. These projects are designed to contribute to the improvement of the organization and functioning of the Member States’ administrative and judicial public services. With regard to prison infrastructure in particular, the projects financed by the CEB must be in conformity with the recommendations made by the Committee of Ministers of the Council of Europe concerning European Prison Rules.

•	Supporting MSMEs for the creation and preservation of viable jobs. This sector aims to create and preserve jobs by facilitating access to credit for micro, small and medium-sized enterprises, as well as for entities exercising a craft activity or for family businesses.

SELECTED FINANCIAL INFORMATION

The following selected financial information as of and for the years ended December 31, 2016, 2015, 2014, 2013, and 2012 has been derived from the CEB’s audited financial statements for those periods, which were audited by KPMG S.A. The audit was conducted in accordance with International Standards on Auditing as issued by the International Auditing and Assurance Standards Board.

The CEB’s financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“IFRS-EU”). IFRS-EU differ in certain respects from the IFRS as published by the International Accounting Standards Board. The selected financial information should be read in conjunction with the section entitled “Financial Review” and with the Bank’s audited financial statements and notes thereto set forth in Exhibit 2 of this annual report on Form 18-K.

	Year ended December 31,
	2012	2013	2014	2015	2016
	(in thousands of euros)
Selected Income Statement Data
Interest and similar income	304,046	210,994	224,493	174,275	128,553
Interest expenses and similar charges	(146,442)	(47,325)	(54,877)	(7,315)	31,594

Interest margin	157,604	163,619	169,616	166,960	160,147

Net gains or losses from financial instruments at fair value through profit or loss (1)	(407)	(7,716)	(668)	8,695	(6,079)
Net gains or losses from available-for-sale financial assets	58	49	48	47	48
Commissions	(884)	(830)	(771)	(789)	(686)

Net banking income	156,371	155,122	168,225	174,913	153,430

General operating expenses	(33,908)	(41,564)	(31,229)	(45,009)	(45,691)
Depreciation and amortization charges of fixed assets	(2,233)	(2,269)	(2,557)	(2,867)	(2,906)

Gross operating income	120,230	111,289	134,439	127,037	104,833

Cost of risk	—	—	—	—	93

Net profit	120,230	111,289	134,439	127,037	104,926

	Year ended December 31,
	2012	2013	2014	2015	2016
	(in thousands of euros)
Selected Balance Sheet Information
Assets
Cash in hand, balances with central banks	327,373	286,640	203,897	476,467	648,960
Financial assets at fair value through profit or loss (1)	1,200,675	441,961	1,275,571	1,743,238	1,480,046
Hedging derivative instruments	1,402,383	949,003	1,103,889	893,898	895,455
Available-for-sale financial assets	4,930,030	4,548,774	4,806,719	3,571,468	3,554,497
Loans to credit institutions and to customers (2)	12,448,526	12,769,265	12,991,603	13,415,871	14,093,830
Advances to credit institutions and to customers (3)	4,021,106	2,806,849	2,299,197	2,293,859	2,428,053
Financial assets held to maturity	2,477,909	2,630,983	2,812,026	2,669,603	2,447,790
Other assets (4)	49,574	51,317	52,479	52,021	54,134

Total assets	26,857,576	24,484,792	25,545,381	25,116,425	25,602,765

	Year ended December 31,
	2012	2013	2014	2015	2016
	(in thousands of euros)
Liabilities
Financial liabilities at fair value through profit or loss (1)	428,908	656,290	177,430	123,236	253,021
Hedging derivative instruments	595,059	400,668	654,265	546,063	620,783
Debt securities in issue	21,558,288	20,087,248	20,472,364	19,530,246	20,063,689
Other liabilities (5)	2,013,682	880,589	1,695,848	2,205,384	1,853,371

Total liabilities	24,595,937	22,024,795	22,999,907	22,404,929	22,790,864

Total equity	2,261,639	2,459,997	2,545,474	2,711,496	2,811,901

Selected Operating Data
Loans outstanding at period end (6)	12,131,049	12,581,931	12,567,539	13,071,716	13,714,930
Loans disbursed during the period	1,584,381	1,844,869	1,743,364	1,841,939	2,036,722

Selected Ratios (7)
Capital adequacy ratio Basel II/III	—	22.6%	25.5%	26.3%	26.7%
Gearing ratio	—	1.72	1.67	1.71	1.77
Indebtedness ratio	—	7.77	6.95	6.17	6.30
Treasury asset ratio	—	3.90	3.35	2.61	2.66
Short-term liquidity ratio
1-month period	—	434%	456%	561%	601%
3-month period	—	286%	246%	223%	219%
6-month period	—	191%	176%	204%	149%
1-year period	—	145%	122%	138%	153%
Self-Sufficiency Period Ratio	—	—	—	—	14 months

(1)	Derivatives are by default considered to be transaction instruments, except if they can qualify as hedging instruments. They are recorded in the balance sheet under the line item “Financial assets at fair value through profit or loss” in cases of positive market value and under “Financial liabilities at fair value through profit or loss” when the market value is negative. Profit or losses are recorded in the income statement under the line item “Net gains or losses from financial instruments at fair value through profit or loss”.
(2)	Loans to credit institutions and to customers consist of non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and that are not held for trading or intended to be sold when granted.
(3)	Advances to credit institutions and to customers consist of interbank advances granted by the Bank and advances repayable on demand with credit institutions (other than central banks) that allow the Bank to settle and receive payments from financial transactions related to its activities.
(4)	Includes tangible and intangible assets and other assets.
(5)	Includes amounts owed to credit institutions and to customers, amounts in the Social Dividend Account, provisions and other liabilities (including deposits of guarantees received).
(6)	Loans outstanding exclude accrued interest, IFRS fair value adjustments and loan depreciation.
(7)	After a revision to the prudential framework with effect from January 1, 2014, for which only the 2013 ratios were restated, the ratios of the prudential framework were further adjusted in 2016: some limits have been changed and new ratios/indicators have been added (see “Risk Management—Prudential Framework”). The key changes concern the management of interest rate risk through a balance-sheet approach, liquidity risk by means of a liquidity curve approach and credit risk with the internal rating becoming the reference for the treasury activity. The ratios presented are internal to the Bank’s risk management policy framework, may not correspond to similar ratios used by other multilateral development banks and are not required by statute, regulation or otherwise. The CEB is not subject to regulatory oversight by its Member States, to the Basel Committee Recommendations or to EU Directives. In addition to the ratios presented in the table, the CEB introduced thresholds for minimal internal ratings, economic value sensitivity and spot net open positions in connection with the adjustments made to its prudential framework in 2016. For a description of the ratios presented as well as the other indicators and their use by the CEB, see “Risk Management—Prudential Framework”.

FINANCIAL REVIEW

The following discussion should be read in conjunction with the CEB’s audited financial statements and notes thereto in Exhibit 2 of this annual report on Form 18-K.

Overview

As a development bank with a social vocation, the CEB does not operate with the objective of maximizing profit. The Bank makes every effort to obtain funds in the international capital markets on the best possible terms and to pass these advantages on to beneficiaries minus an intermediation margin to cover the Bank’s risk and general operating expenses. The CEB’s net banking income essentially derives from interest margin (see “Results of Operations” below). The Bank’s policy is to allocate substantially all of its profits towards general reserves, which may then be used to support increased lending activity.

In 2016, the European economy’s slow recovery was marked by heightened uncertainty in the political landscape, thereby raising tensions in financial markets. In this economic context, the CEB achieved record highs in its business activity objectives while maintaining sound financial performance. The Bank had liquidity reserves (also referred to as treasury assets, which consist principally of cash-in-hand, balances with central banks, available-for-sale financial assets and advances to credit institutions and customers) at the end of 2016 of €6.6 billion, compared to €6.3 billion at December 31, 2015.

At December 31, 2016, the Bank’s outstanding loans (excluding accrued interest and IFRS fair value adjustments) amounted to €13.7 billion compared to €13.1 billion at December 31, 2015. Outstanding debt including interest payable and IFRS fair value adjustments, used to support these operations amounted to €20.1 billion at December 31, 2016, compared to €19.5 billion at December 31, 2015.

The Bank’s net profit in 2016 was €104.9 million, compared to €127.0 million in 2015, with 2016 profits decreasing by 17.4% compared to 2015. General reserves (including the Bank’s net profit) increased by 4.5% to €2.3 billion at December 31, 2016 from €2.2 billion at December 31, 2015, as a result of profit allocation to the general reserves. Equity increased by 3.7% to €2.8 billion at December 31, 2016 from €2.7 billion at December 31, 2015.

The cost-to-income ratio (general operating expenses including depreciation and amortization charges of fixed assets divided by net banking income) increased to 31.7% for the year ended December 31, 2016, compared to 27.4% for the year ended December 31, 2015, mainly as a result of the decline in net banking income discussed below.

Results of Operations

Interest income

Interest income includes interest received on available-for-sale financial assets, financial assets held to maturity and loans and advances to credit institutions and customers. Interest income decreased by €45.7 million in 2016 to €128.6 million compared to €174.3 million in 2015, principally as a result of a decrease in interest on loans and advances to credit institutions and customers and to a lesser extent due to decreases in interest on reinvestments of maturing available-for-sale financial assets and on financial assets held to maturity.

Interest expense

Interest expense includes interest on outstanding debt securities in issue after swap into floating rate (mostly indexed to Euribor 3M), amounts owed to credit institutions and customers and other interest expenses and similar charges. Interest expense decreased by €38.9 million in 2016 due to an income amounting to €31.6 million compared to an expense of €7.3 million in 2015, mainly due to a decrease of interest expenses on debt securities in issue as a result of the negative interest rate environment.

Interest margin

Net interest margin decreased by €6.8 million (4.1%) in 2016 to €160.1 million from €167.0 million in 2015, mainly as a result of the lower return on the held-to-maturity portfolio related to lower interest rates and reduced volume.

Net banking income

Net banking income decreased by €21.5 million (12.3%) to €153.4 million in 2016 from €174.9 million in 2015, primarily as a result of the negative variation of €6.8 million in the net interest margin and the negative variation in the valuation of financial instruments (IFRS volatility effects) of €14.8 million due to the decrease in the currency basis spread between the euro and the zloty.

General operating expenses

General operating expenses increased by €0.7 million to €45.7 million for the year ended December 31, 2016 compared to €45.0 million for the year ended December 31, 2015.

Cost of risk

Cost of risk includes impairment charges for inherent credit risk in the Bank’s activity. As in 2015, the CEB did not record any impairment charges in 2016. All receivables with one counterparty, which had been entirely written-down in 2008, were written off in 2016. An amount of €93 thousand was recovered in 2016 and recorded in cost of risk.

Core earnings and net profit

Core earnings (excluding the change in fair value of derivative instruments, material one-off effects and exceptional gains and losses) amounted to €111.0 million in 2016 compared to €118.3 million in 2015, a decrease of 6.2%.

	Year ended December 31,
	2016	2015
	(in millions of euros)
Net Profit	104.9	127.0
Change in fair value of derivatives instruments (IAS 39)	6.1	(8.7)
CORE EARNINGS	111.0	118.3

For discussion on net profit, please see section “Overview” on page 22.

The adjusted cost-to-income ratio comparing general operating expenses against net banking income (excluding change in fair value of derivative instruments and RHP cost recovery recorded under ‘other income’) increased moderately from 28.5% in 2015 to 30.1% in 2016.

Balance Sheet

Overview

As of December 31, 2016, total assets amounted to €25,603 million compared to €25,116 million as of December 31, 2015, which represents an increase of 1.9%. Outstanding loans (excluding interest and value adjustments) reached €13,715 million as of December 31, 2016, representing an increase of 4.9% compared to €13,072 million at year-end 2015. Disbursements totaled €2,037 million, increasing by 10.6% compared to €1,843 million in 2015. At the same time, repayments for 2016 amounted to €1,376 million compared to €1,388 million in 2015. In 2016, liquidity reserves increased by 4.6% from €6,342 million at year-end 2015 to €6,632 million at year-end 2016, mainly due to the increase of 16.9% in Money Market deposits. Financial assets held to maturity decreased by 8.3% from €2,670 million at the end of 2015 to €2,448 million at the end of 2016 due to maturities and as a result of no new investments having been made since February 2015 due to the low interest rate environment.

As of December 31, 2016, total liabilities amounted to €22,791 million compared to €22,405 million as of December 31, 2015, which represents an increase of 1.7%. Borrowings and debt securities in issue (including interest and value adjustments) increased by 2.7% to €20,157 million at year-end 2016, compared to €19,630 million at year-end 2015. Outstanding issues (including interest and value adjustments) with maturities of one year or more amounted to €20,063 million at year-end 2016 compared to €19,530 million at year-end 2015, and included new issues totaling €3,140 million and reimbursements totaling €2,664 million. Other liabilities decreased by 18.3% from €1,688 million at year-end 2015 to €1,379 million at year-end 2016, mainly due to a decrease in cash deposits related to collateral agreements. Provisions increased by €6 million, or 2.7%, from €227 million as of December 31, 2015 to €233 million as of December 31, 2016, resulting mainly from the provisions for post-employment benefits.

Equity, including net profit for 2016, amounted to €2,812 million at year-end 2016, up 3.7% compared to €2,711 million at year-end 2015. This increase resulted mainly from the allocation of €120.0 million of the 2015 net profit to the general reserve, the allocation of €7.0 million of the 2015 net profit to the Social Dividend Account, the 2016 net profit of €104.9 million and the changes in value of assets and liabilities recognized directly in equity of €2.5 million, mainly related to the update of key assumptions in the actuarial liabilities and partially offset by the change of market value of the available-for-sale financial assets.

Treasury Portfolios

The Bank’s balance sheet assets include four treasury portfolios, including one monetary portfolio and three securities portfolios:

The Treasury Monetary Portfolio consists of short-term placements with maturities of up to one year. The strategic objective of this portfolio is to manage day-to-day cash flows in all required currencies. Short term placements with maturities of up to three months must have a minimum rating at the time of purchase of BBB+. Short term placements with maturities between three months and one year must have at least an A- rating at the time of purchase. At December 31, 2016, the total value of short-term placements in this portfolio amounted to €2,423 million.

The Short Term Liquidity Securities Portfolio consists of short term securities with maturities of up to one year. These securities represent an alternative to bank deposits and complement the Treasury Monetary Portfolio in strengthening the short term liquidity position of the Bank. At the time of purchase, short term sovereign bonds with maturities of up to three months must have a minimum rating of BBB, and short term securities with maturities between three months and one year must have a minimum rating of A-. At December 31, 2016, the total value of short term securities in this portfolio amounted to €1,755 million.

The Medium Term Liquidity Securities Portfolio consists of securities with maturities from one year up to 15 years. The strategic objective of this portfolio is to strengthen the Bank’s liquidity position, while achieving a satisfactory return. Medium Term Securities must have a minimum rating of A+ at the time of purchase. At December 31, 2016, the total value of securities in this portfolio amounted to €1,646 million.

The Long Term Liquidity Securities Portfolio consists of securities with maturities from one year up to 30 years. Securities in this portfolio are required to have a minimum rating of A+ at the time of purchase. At December 31, 2016, the total value of securities in this portfolio amounted to €2,313 million.

For more information on the breakdown of the securities portfolios by, maturity, rating, country and credit rating (of the counterparty), see “Risk Management – Credit Risk — Securities Portfolios”.

Funding

Subject to an annual borrowing authorization granted by the Administrative Council, the CEB issues debt in the international capital markets, and the level of the CEB’s debt securities in issue may fluctuate accordingly. For the year 2016, the annual borrowing authorization set by the Administrative Council for issuances with a maturity of at least one year amounted to €3.3 billion.

In 2016, the Bank borrowed a total of approximately €3.14 billion in six financing operations, including two transactions to re-open an existing line, with maturities of one year or more. This amount is similar to the volume of funding in 2015, which amounted to €3.05 billion and also consisted in six financing operations, including two transactions to re-open an existing line, with maturities of one year or more. The 2016 funding program fulfilled three main objectives: to cover the requirements arising from the Bank’s lending activity, to enable the Bank to honor its debt maturities and to enable the Bank to maintain its liquidity at the level set by the Administrative Council.

In an effort to ensure the necessary funding to finance its activities, the Bank continues to combine benchmark operations on major currencies targeting a broad range of institutional investors with debt issuances in a given currency or with a more specific structure designed to meet specific investor demands.

In 2016, 43.2% of the funds raised by the Bank were denominated in U.S. dollars, 39.9% in euros and 16.9% in British pounds. These transactions enabled the Bank to diversify the markets in which its activities are financed while at the same time allowing for a broadening of its investor base.

In U.S. dollars, two transactions of new securities were priced in 2016 for a total amount of USD 1.5 billion under the CEB’s shelf registration with the U.S. Securities and Exchange Commission: a USD 1 billion benchmark with a five-year maturity was priced in March, and a USD 500 million transaction with a three-year maturity was priced in September making the USD market the CEB’s most important market in terms of financing volumes in 2016.

In euros, two transactions of new securities were priced in 2016: in January, a EUR 250 million re-opening of a previous issuance maturing in October 2022 and, in June, a EUR 1 billion benchmark with a ten-year maturity, making the EUR market the second largest in terms of funding volume.

In other currencies, one new three-year GBP 300 million issuance was priced and a previous issuance maturing in December 2019 re-opened for an amount of GBP 100 million.

All the financing operations carried out in 2016 were hedged with swaps to minimize both interest rate and foreign exchange risks for such financings. Through such swaps, the total amount of funds borrowed in currencies other than the euro was converted into euros.

The average maturity of the issuances launched in 2016 was 6.1 years, compared with 7.1 years in 2015. The table below shows funds raised in their original currencies:

FUNDING IN 2016 (WITH MATURITIES GREATER THAN ONE YEAR)

Payment date	Maturity Date	Currency	Term	Nominal amount (in millions)
18/01/2016	07/03/2019	GBP	3.1 years	300
21/01/2016	27/10/2022	EUR	6.8 years[1]	250
27/01/2016	23/12/2019	GBP	3.9 years[1]	100
16/03/2016	16/03/2021	USD	5.0 years	1,000
08/06/2016	08/06/2026	EUR	10.0 years	1,000
04/10/2016	04/02/2019	USD	2.34 years	500

(1)	Re-opening of existing bonds.

In 2016, the large majority of the issuances carried out under the borrowing program had final maturities of close to five years or more, compared with 100% in 2015, in an effort to ensure the refinancing of the Bank’s loans and avoid cash gaps in the coming years.

At December 31, 2016, the outstanding debt represented by bonds, excluding interest payable, amounted to €19.3 billion, up from €18.7 billion at December 31, 2015. In 2016, as in the previous year, the Bank did not repurchase any of its long-term debt. The Bank also did not make any early repayments in 2016, whereas it made early repayments totaling €19.0 million in 2015. Taking these operations and the new issuances into account, the breakdown of debt by maturity is as shown in the chart below.

Financing commitments and stock of projects awaiting financing

In connection with its lending activities, the Bank enters into project financing commitments for loans to be disbursed in the future.

Financing commitments consist of amounts which remain to be disbursed for projects with respect to which a framework loan agreement has been signed. Stock of projects awaiting financing consists of financing commitments plus any amounts in respect of projects that have been approved but for which the Bank has yet to enter into a financial commitment. For additional information on financing commitments see “Risk Management—Credit Risk—Financing Commitments”.

The total stock of projects awaiting financing at December 31, 2016 amounted to €5.6 billion, representing a 20% increase compared to 2015 due to a significant rise in project approvals during the year. A record €3.5 billion in projects were approved in 2016, which represented a 50% increase over the previous year, reflecting higher demand for social investments, mainly related to long-term integration of migrants and other vulnerable groups.

The stock of projects awaiting financing for Target Countries represented approximately €3.2 billion, or 56%, of the total stock of projects awaiting financing at December 31, 2016.

The table below presents information on the CEB’s stock of projects awaiting financing (including financing commitments) at year-end 2016 and 2015.

	As of December 31,
	2016	2015
	(in thousands of euros)
Stock of projects awaiting financing	5,651,352	4,720,410
of which
Financing commitments	4,172,458	3,119,455
For Target Countries (1)	3,158,022	3,403,510

(1)	Information presented reflects the location of the registered office of the borrower and not that of the ultimate beneficiary, who may be based in another country.

RISK MANAGEMENT

The following discussion should be read in conjunction with Note B (“Risk Management”) of CEB’s audited financial statements set forth in Exhibit 2 of this annual report on Form 18-K.

The primary purpose of risk management is to ensure the Bank’s long-term financial sustainability and operational resilience while enabling the CEB to fulfill its social mandate. Within the context of its lending and treasury activities, the CEB is exposed to four main types of risk: credit risk, market risk, liquidity risk and operational risk.

CEB follows recommendations from the Basel Committee on Banking Supervision, as amended from time to time, and takes into account EU regulation as the reference for its risk management framework, with due adaptations having in mind CEB’s specific nature and its status as an international organization. The CEB closely follows the developments under the Basel II/III framework. In order to maintain a satisfactory level of compliance with these regulations and guidelines, the CEB reviews and adjusts its procedures whenever necessary.

A key instrument for fulfilling the CEB’s mandate is lending funds at advantageous rates, which in turn requires raising funds on capital markets at competitive rates. In this context, it is important to maintain a strong credit risk profile. The CEB’s financial and risk profile is driven by the Bank’s risk appetite, which is defined as the aggregate level and types of risk it is willing to assume within its risk capacity to achieve its strategic objectives and business plan. The risk appetite is set out with quantitative and qualitative key indicators and limits in the Bank’s prudential framework (“Prudential Framework”), which is discussed below under “—Prudential Framework”.

Overall, the Bank’s risk management adopts a prudent approach and aims to minimize risk to ensure the Bank’s long-term financial sustainability. The Bank has developed and implemented a comprehensive risk management framework to identify, assess, monitor, report, mitigate and control all the risks inherent in the CEB’s operations, as a result of both on- and off- balance sheet transactions.

Key Risk Responsibilities

Organization

The Directorate for Risk and Control (“Directorate for R&C”) is responsible for implementing the risk management framework within the CEB and is independent from other operational and business directorates, reporting directly to the Governor. Three departments within the Directorate for R&C are dedicated to specific risk areas: credit risk, operational risk, and financial risk (including derivatives and collateral management).

The Asset & Liability Management (“ALM”) Department in the Directorate for Finance is in charge of market risk management (interest and currency exchange rates) as well as the liquidity risk incurred by the Bank.

It should also be noted that the CEB’s Boards (Administrative Council and Governing Board) have overall responsibility and supervision for approving CEB’s risk management framework.

Decision-Making Committees

The following decision-making committees, set up by the Governor, are responsible for defining and overseeing risk management policies in their specified areas. The Governor (or in his absence, one of the Vice-Governors) chairs all of these committees.

•	The Finance & Risk Committee (“FRC”) meets on a weekly basis and takes credit decisions in relation with lending and treasury exposure, based on internal credit risk assessments and recommendations. The Committee also reviews trends in the financial markets and the Bank’s financial activity (liquidity management and debt issuance).

•	The Asset & Liability Committee (“ALCO”) meets on a monthly basis and formulates strategic orientations and addresses on a forward-looking basis interest rate, foreign exchange rate and liquidity risk arising throughout the balance sheet. In addition, on a quarterly basis a “Special ALCO” addresses ALM and funding issues.

•	The Committee for Operational Risks & Organisation (“CORO”) reviews operational risk issues at the CEB on a semi-annual basis and ensures that adequate steps are taken to mitigate, monitor and control these risks.

•	The IT Steering Committee reviews information systems issues and takes the appropriate actions to ensure operational resilience and business continuity.

Controlling Bodies

In addition, the CEB’s activities are monitored by Internal Audit and the Office of the Chief Compliance Officer.

•	Internal Audit (“IA”) is a permanent, self-contained entity within the CEB’s internal control system. The objective of IA is to provide the Governor and the CEB’s controlling bodies with an independent and objective assurance of effective and controlled businesses and operational activities. IA examines whether the CEB’s activities are performed in conformity with existing policies, procedures and best practices, and assesses their associated risks. It also proposes recommendations for potential improvements of CEB’s operations.

•	The Office of the Chief Compliance Officer (“OCCO”) is the principal organizational unit within the CEB that is specifically tasked to address Anti-Money Laundering / Counter-Financing of Terrorism and tax compliance risks, as well as integrity and corruption issues. OCCO’s core activities are to perform integrity checks on operations and counterparties, to safeguard the integrity of staff and collegial organs and to ensure that procurement selection procedures comply with internal rules. OCCO’s mission is to promote ethical standards and to protect the Bank from financial and reputational risks arising from the failure to comply with the Bank’s standards and policies, and it contributes in an independent manner to the CEBs effective management of compliance risks. The Chief Information Security Officer (“CISO”) ensures that CEB’s information assets and technologies are adequately protected. The CISO is in charge of defining the security policy, and of identifying, developing, implementing, and maintaining processes across CEB to reduce information and information technology (“IT”) risks. The CISO responds to incidents, establishes appropriate standards and controls, manages security technologies, raises awareness for IT risks and ensures that IT security policies and procedures are applied.

Prudential Framework

Following a review of the Bank’s financial and risk policy in 2016 approved by the Administrative Council, the ratios of the Prudential Framework that had been in effect since January 1, 2014, have been adjusted: some limits have been changed and new ratios / indicators have been added. The key changes concern the management of interest rate risk through a balance-sheet approach, liquidity risk by means of a liquidity curve approach and credit risk with an internal rating becoming the reference for treasury activity. This revised Prudential Framework follows the best practices established by the Basel Committee (even though they are not mandatory for the CEB) and other multilateral development banks, thus enabling the CEB to counter new risks and ensure its financial sustainability.

The ratios and indicators are organized around six main areas: capital, leverage, liquidity, market credit risk, interest rate risk and foreign exchange rate risk, and are described below.

Capital

•	The capital adequacy ratio (“CAR”) measures, under the Standardised Approach, the Bank’s prudential equity versus total risk-weighted assets (“RWA”). The Bank defines and monitors this ratio to ensure that it holds sufficient capital to absorb unexpected losses embedded in its operations arising from credit, market and operational risks. This ratio is calculated as follows:

Capital adequacy ratio =	Prudential equity(1)
Risk weighted assets(2)

(1) Prudential equity: paid-in capital, reserves and net profit

(2) Risk weighted assets: S [Exposure at Default x risk-weighted factor]

The CAR stood at 26.7% at year-end 2016 compared to 26.3% at year-end 2015, owing to an increase in RWA in the loan activity while RWA for the finance activity remain broadly stable. The floor for this ratio is set at 10.5% of CEB’s RWA. Credit risk for the bulk of capital requirements stands at 96.7%, split among credit risk in the loan portfolio, i.e., 77.0%, and credit risk in finance operations, i.e., 19.7%.

•	The gearing ratio (“GR”) is the ratio of loans outstanding after swap and guarantees to own funds and establishes a volume ceiling (instead of a risk ceiling) to the Bank’s loan activity. This ratio is primarily intended to provide a benchmark compared to the volume of loans of other multilateral development banks.

Gearing ratio =	Outstanding loans after swaps and guarantees
Own funds(1)

(1) Own funds: subscribed capital, reserves and net profit

For a ceiling of 2.5 times of own funds, the Bank could lend up to €19.3 billion. The ratio stood at 1.77 at the end of 2016 compared to 1.71 at the end of 2015, slightly increased in the last year owing to the increase in the loan portfolio offset by an equivalent development in own funds.

Leverage

•	The indebtedness ratio (“IR”) compares total debt outstanding after swap to prudential equity (“Ep”). Total debt outstanding includes debt evidenced by a security after swap, Euro commercial paper, bank advances and term deposit accounts, collateral excluded. The limit is fixed at ten times (previously twelve) Ep, i.e., €28.7 billion. The ratio stood at 6.30 at year-end of 2016 compared to 6.17 at year-end 2015, showing a slight increase due to higher debt outstanding during 2016 despite gradually increasing equity.

•	The treasury asset ratio (“TAR”) compares total financial assets after swap to prudential equity. Total financial assets comprise the outstanding amounts in the securities portfolios (long-term, mid-term and short-term) after swap, bank deposits, repos, “nostro” accounts, collateral excluded. The limit is fixed at four times (previously six) the CEB’s prudential equity, i.e., €11.5 billion. The ratio stood at 2.66 at December 31, 2016, up from 2.61 at December 31, 2015, owing to more fluctuating treasury assets despite of a steady increase in equity.

Liquidity

•	The short-term liquidity ratios measure the Bank’s capacity to handle its net liquidity requirements over an extended market disruption or economic downturn at different periods of time. The analysis of potential “liquidity gaps” between sources (liquid assets; include drawdown of unrestricted cash and short-term inter-bank placements, repayment or sale of unencumbered high quality liquid securities and repayment of loans) and uses (liquidity requirements; include issues repayments, financing commitments disbursements and requirements to give back cash received as collateral on derivatives (collateral amounts)) of cash is done on a forward-looking basis over different periods: one, three, six and twelve months and thereafter stressed for adverse market and economic conditions by applying risk haircuts depending on the asset class, the rating and the maturity. The minimum level of liquid assets is set at 100% of net liquidity requirements for each timeframe.

At December 31, 2016, the short-term liquidity ratio stood at: 601% for a one-month period (2015: 561%), 219% for a three-month period (2015: 223%), 149% for a six-month period (2015: 204%) and 153% for the one-year period (2015: 138%).

•	The self-sufficiency period ratio, which was introduced as an indicator in 2016, measures the time period during which the Bank is able to fulfill its stressed expected net cash outflows without access to the market for new funding and without the sale-repoing of assets. The floor is set out at > six months. The ratio reached 14 (months) at December 31, 2016.

Market Credit Risk

•	The minimum internal rating, which was introduced as an indicator in 2016, defines the minimum rating at purchase date under which the Bank may enter into transactions with issuers, obligors and counterparties. The Bank’s minimum internal rating for short-term investments with maturities greater than three months is ≥ 7.0 (A-) and ≥ 8.0 (A+) for long-term investments. For maturities below three months, the minimum internal rating may be 6.0 (BBB) for sovereign bonds and 6.5 (BBB+) for short-term bonds and deposits. As of December 31, 2016 there were no counterparties/transactions at minimum rating below the defined threshold at purchase date.

Interest Rate Risk

•	Economic value sensitivity, which was introduced as an indicator in 2016, measures the change in the economic value of the Bank, including own funds (market risk (“MR”)) due to an interest rate shock of +/- 10 basis points. Its absolute value is fixed < 0.5% of own funds (MR), i.e., 15.5 million. The economic value sensitivity was €8.8 million at December 31, 2016, therefore within its fixed limits.

Foreign Exchange Rate Risk

•	The spot net open position, which was introduced as an indicator in 2016, measures the total asset amount minus total liability amount in a foreign currency, including both on- and off-balance sheet positions, at the end of a month. Its absolute value is fixed at < €1 million per currency. The spot net open position in each currency was below the approved limit at December 31, 2016.

Internal and External Reporting on Risk Management

The Directorate for R&C reports on a weekly basis to the FRC on credit risk across the loan and treasury activities. In addition, the FRC receives information on capital market developments and the liquidity position.

On a monthly basis the Directorate for Finance reports to the ALM committee on market risks, i.e., interest rate risk, foreign exchange risk and liquidity position.

The quarterly risk management report presented both to the Administrative Council and the Governing Board aims to inform shareholders of developments in the CEB’s exposure to the principal types of risks, i.e., credit, market, liquidity and operational risks, and compliance with the Prudential Framework as defined internally.

In terms of external reporting on risk management, the Bank provides extensive information to the rating agencies as a support for their annual assessment.

Finally, CEB’s annual financial Report of the Governor aims to provide a fair view of the risk management processes and practices in place at the Bank and discloses data on its risk exposure.

Credit Risk

Overview of the assessment process

Credit risk is defined as the potential loss arising from a bank borrower or counterparty failing to meet its obligations in accordance with agreed terms. The Bank is exposed to credit risk in both its lending and treasury activities, as borrowers and treasury counterparties could default on their contractual obligations, or the value of the Bank’s investments could become impaired. Credit risk may also materialize in the form of a rating downgrade that may negatively affect the Bank’s capital or provisioning against credit losses. Credit risk also covers settlement and pre-settlement risk. Likewise, collateral risk is considered as part of credit risk (collateral is essentially a credit risk mitigation technique). Overall, credit risk is a function of the amount of credit exposure and the credit quality of the borrower or transaction.

Credit risk identification and assessment

Credit risk management aims to identify all potential sources of credit risk arising from the Bank’s activities and products across its balance sheet and off-balance sheet operations. Credit risk may materialize in the form of rating downgrades, (cross-) default on payment obligations or during the transaction settlement process.

Credit risk assessment is conducted by the Credit Risk Management Department (“CRD”), formerly referred to as the Global Risk Management Department, independently from lending or treasury officers with the aim to provide appropriate checks and balances to ensure that credit decisions are made in accordance with risk principles and to provide an independent judgment uninfluenced by relationships with the borrower or intermediaries. Credit exposure is measured, monitored and controlled on a daily basis. Breach of limit, if any, are reported to senior management.

Internal credit ratings are the result of the Bank’s independent internal credit risk assessment. Internal credit ratings are an opinion on the ability and willingness of a borrower to pay their obligations in full and in a timely manner. They are generally based on a qualitative and quantitative assessment of risk factors and potential scenarios that may ultimately lead to a default situation. Internal credit ratings are assigned to all counterparties in the Directorate for Finance and in the Loans & Social Development Directorate. Internal ratings are mapped to the rating scale of international rating agencies and thus each internal rating corresponds to a rating on the scale as described in the following table:

Rating Scale
INVESTMENT GRADE			BELOW INVESTMENT GRADE
CEB internal rating	Long term		CEB internal rating	Long term
	Moody’s	S&P / Fitch		Moody’s	S&P / Fitch
10	Aaa	AAA	5	Ba1	BB+
9.5	Aa1	AA+	4.5	Ba2	BB
9	Aa2	AA	4	Ba3	BB-
8.5	Aa3	AA-	3.5	B1	B+
8	A1	A+	3	B2	B
7.5	A2	A	2.5	B3	B-
7	A3	A-	2	Caa1	CCC+
6.5	Baa1	BBB+	1.5	Caa2	CCC
6	Baa2	BBB	1	Caa3	CCC-
5.5	Baa3	BBB-	0.5	Ca	CC
			0.25	Ca	C
			0	C	C

Credit risk mitigation

The CEB actively uses credit risk mitigation (“CRM”) techniques to control credit risk or deterioration in credit risk during the life of the transactions. CRM techniques can take the form of guarantee or collateral or contractual safeguards (contractual covenants). CRM techniques for new transactions are proposed by CRD and subject to the approval of the FRC. CRM techniques for existing transactions are presented to the FRC at the annual counterparty review.

The credit risk of a new project is assessed during the appraisal process and requires approval of the relevant internal committees and the Administrative Council. An overall framework for financial operations is established by the Administrative Council through the Bank’s financial and risk policies. Within this framework, treasury transactions are assessed by CRD and submitted to the FRC for approval.

Finally, large exposure and concentration limits are also defined and reported to the FRC.

Overview of credit risk exposure

As previously disclosed the CEB’s credit rating has been negatively affected by the financial crisis in Europe and the related deterioration in the credit ratings of certain CEB Member States and a number of the CEB’s treasury and lending counterparties. The downgrade of the CEB’s credit rating has not had any material impact on its financial results. However, despite recent improvement in the credit profile of certain Member States, marked deterioration in the creditworthiness of the CEB’s Member States or counterparties could harm the CEB’s credit rating as well as potentially affect its future results.

The nominal value of credit risk exposure on all of the Bank’s transactions (loans, financing commitments, deposits, securities and derivatives) excluding accrued interest at December 31, 2016 and 2015 is shown in the table below. With respect to the loan portfolio, credit enhancements are taken into account. In line with the Basel II framework, an add-on for credit risk exposure on the derivative portfolio is calculated. To obtain the potential future credit exposure on the derivatives portfolio (swap add-ons), the swap notional amounts are multiplied by a percentage based on residual maturity and type of contract.

CEB CREDIT RISK EXPOSURE (1)

	in millions of euros
	2016				2015
	AAA/AA	A/BBB	BIG(2)	Total	AAA/AA	A/BBB	BIG(2)	Total
Loans(3)(4)	1,936	8,803	2,976	13,715	1,906	8,619	2,546	13,072
Financing commitments(3)	1,090	2,184	899	4,172	144	2,107	868	3,119
Deposits(4)	1,174	1,905		3,079	1,701	1,070		2,771
Securities(4)	3,789	1,925		5,714	3,850	1,875	200	5,925
Swap - add on	234	229		463	316	262		578
Forex	–	10		10		13		13
Swap collateral - NPV not covered	498	939		1,438	46	5		51

Total	8,721	15,996	3,875	28,591	7,963	13,951	3,615	25,528

(1)	Ratings presented are those as recommended by the Basel Committee (second best rating) or, when not rated by international rating agencies, an internal rating.
(2)	Below investment grade.
(3)	Loans and financing commitments are reported after CRM.
(4)	Loans, deposits and securities are reported at nominal value and exclude accrued interest.

Concentration – large exposure

LARGE EXPOSURE BY COUNTERPARTY (OR GROUP OF CONNECTED COUNTERPARTIES)

2016
in millions of euros
	Loans (1) (a)	Financial operations (2) (b)	Total Exposure (a) + (b)	Risk weighted assets Exposure	Exposure % Equity
BPCE	409	229	639	319	22%
CREDIT AGRICOLE S.A.	556	69	625	313	22%
SOCIETE GENERALE	454	157	611	305	21%
LA REGION WALLONNE	520		520	104	18%
BNP PARIBAS	32	476	508	254	18%
CREDIT SUISSE AG		432	432	216	15%
LLOYDS BANK PLC		425	425	213	15%
HSBC BANK PLC		389	389	78	14%
EUROPEAN INVESTMENT BANK		370	370		13%
STANDARD CHARTERED BANK		350	350	175	12%
KBC BANK (SA) NV	211	129	340	170	12%
POWSZECHNA KASA OSZCZEDNOSCI BANK	337		337	169	12%
COOPERATIEVE RABOBANK UA		335	335	67	12%
UNICREDIT S.P.A.	321		321	161	11%
REGION OF FLANDERS	308		308		11%

Total	3,149	3,362	6,512	2,543

2015
in millions of euros
	Loans (1) (a)	Financial operations (2) (b)	Total Exposure (a) + (b)	Risk weighted assets Exposure	Exposure % Equity
BPCE	378	273	651	326	24%
CREDIT AGRICOLE S.A.	538	88	626	313	23%
SOCIETE GENERALE	352	176	528	264	19%
LA REGION WALLONNE	519		519	104	19%
STANDARD CHARTERED BANK		477	477	239	17%
BNP PARIBAS	7	461	468	234	17%
RABOBANK NEDERLAND		445	445	89	16%
HSBC BANK PLC		410	410	82	15%
BANQUE FEDERATIVE CREDIT MUTUEL		400	400	200	14%
UNICREDIT S.P.A.	388		388	194	14%
EUROPEAN INVESTMENT BANK		351	351		13%
ZUERCHER KANTONALBANK		350	350	70	13%
BANK FOR INTERNATIONAL SETTLEMENTS		349	349		13%
DZ BANK AG		325	325	65	12%
REGION OF FLANDERS	322		322		12%
POWSZECHNA KASA OSZCZEDNOSCI BANK	321		321	160	12%

Total	2,825	4,105	6,930	2,339

(1)	Loans reported after CRM.

(2)	“Financial operations” include: Securities, money market, nostro, swap NPV and swap add-on.

Large exposure is the overall exposure (loans, securities, deposits and derivatives) to a counterparty or group of connected counterparties, other than sovereigns, exceeding 10% of prudential equity. The CEB defines prudential equity as paid-in capital, reserves, net profit.

In accordance with the Basel Committee Recommendations and EU Directives, the Bank ensures that no exposure to a counterparty or group of connected counterparties exceeds the limit of 25% of prudential equity as defined above, and that the total of large exposures does not exceed 800% of prudential equity.

As of December 31, 2016, there were 15 counterparties or groups of counterparties with an exposure above 10% of prudential equity, or €287 million, which were therefore considered as Large Exposures, compared to 16 counterparties as of December 31, 2015. However, at year-end 2016, the same as at year-end 2015, no counterparty or group of connected counterparties exceeded the limit of 25% of the CEB’s prudential equity. As of December 31, 2016, the total outstanding to these counterparties stood at €6.5 billion, or 227% of the CEB’s prudential equity, compared to €6.9 billion, or 250% of prudential equity, as of December 31, 2016, versus a limit of 800%.

When weighting the exposure by risk only three counterparties or groups of counterparties exceeded the limit of 10% of the prudential equity for a total amount of €937 million as of December 31, 2016, compared to two counterparties for a total amount of €639 million as of December 31, 2015.

CEB’s public sector exposure for loans and securities portfolios

The table below presents information on the CEB’s exposure to public sector counterparties for loans and securities portfolios at year-end 2016 and 2015. See “—Total lending and treasury exposure in the Eurozone” below for a discussion of the CEB’s total exposure in Eurozone countries.

CEB’S EXPOSURE TO PUBLIC SECTOR COUNTERPARTIES(1) FOR LOANS AND SECURITIES PORTFOLIOS

	2016			2015
	Loans(2)	Securities (3)	Total	Loans(2)	Securities (3)	Total
EU countries	8,610	2,671	11,281	8,028	3,444	11,472
France	463	1,555	2,017	366	2,418	2,784
Spain	1,432	221	1,654	1,087	86	1,173
Belgium	906	10	916	943	60	1,003
Germany	530	262	792	602	304	906
Cyprus	548		548	577		577
Portugal	209		209	213	200	413
Finland	210	76	286	210	76	285
Italy	158	409	567	68	160	228
Lithuania	164		164	162		162
Ireland	184		184	125	10	135
Slovak Republic	368		368	130		130
Austria(4)		89	89	38	88	127
Luxembourg		42	42		42	42
Slovenia	35		35	37		37
Malta	18		18	28		28
Latvia	23		23	27		27
Estonia	17		17	20		20
Netherlands	62		62

Sub-total Eurozone	5,326	2,663	7,989	4,633	3,444	8,077

Others	3,284		3,292	3,396		3,396
Poland	1,004		1,004	1,070		1,070
Hungary	868		868	916		916
Romania	764		764	825		825
Croatia	338		338	287		287
Denmark	160		160	173		173
Sweden	56	8	64	56		56
Czech Republic	22		22	36		36
Bulgaria	73		73	32		32

Sub-total Others	3,284	8	3,292	3,396		3,396

Non-EU countries	1,669		1,669	1,521		1,521
Turkey	1,338		1,338	1,193		1,193
Albania	98		98	103		103
Serbia	68		68	73		73
“the former Yugoslav Republic of Macedonia”	71		71	64		64
Bosnia and Herzegovina	41		41	38		38
Moldova (Republic of)	27		27	25		25
Montenegro	18		18	13		13
Iceland	9		9	12		12

Sub-total non-EU countries	1,669		1,669	1,521		1,521

Supranational institutions (5)	16	674	689		754	754

Sub-total supranationals	16	674	689		754	754

Total	10,295	3,345	13,640	9,549	4,199	13,748

(1)	Public sector includes: states, regional and local authorities, state financial institutions, special state owned financial institutions.
(2)	Loans reported at nominal value and excluding accrued interest.
(3)	Securities reported at nominal value and excluding accrued interest.
(4)	Austria is not a Member State. The projects are to be undertaken in a Member State but then guaranteed by Austrian counterparties.
(5)	International organizations composed of several member states, operating beyond the authority of one national government under international law.

Loan portfolio

At year-end 2016, loans outstanding stood at €13.7 billion, representing an increase of 4.9% compared to year-end 2015. The portfolio breakdown by type of counterparty shows that 53.0% of loans outstanding at year-end 2016 were extended to sovereigns (compared to 47.4% at year-end 2015), 22.2% to sub-sovereign administrations and financial institutions (compared to 25.6% at year-end 2015), 23.5% to other financial institutions (compared to 25.1% at year-end 2015) and 1.5% to other counterparties (compared to 1.8% at year-end 2015).

Loans outstanding after CRM rated “investment grade” represented 78.3% of the total portfolio at year-end 2016 (compared to 80.5% at year-end 2015). This slight decrease is primarily due to Turkey’s downgrade to below investment grade during 2016, partially offset by Hungary’s upgrade.

Loans outstanding to counterparties not rated by international rating agencies represented €3.3 billion, or 24.4%, before CRM, and 697.6 million, or 5.1%, after CRM of the total portfolio with internal ratings ranging from 3.0 to 9.5. Please see Note B (“Risk Management”) to the Bank’s audited financial statements set forth in Exhibit 2 of this annual report on Form 18-K for a further discussion of the CEB’s internal rating system.

At year-end 2016, the amount of credit enhancements in the loan portfolio totaled €6.1 billion (compared to €5.9 billion at year-end 2015); these enhancements were comprised of guarantees for €5.5 billion (compared to €5.3 billion at year-end 2015) and of €0.6 billion in collateral (compared to €0.6 billion at year-end 2015).

In 2016 and 2015, the CEB did not record any new non-performing loans.

As is the case for other multilateral development banks, the Bank’s policy is not to reschedule interest or capital payments on its loans and not to participate in debt rescheduling agreements.

The following tables display, respectively, the breakdown of the loan portfolio by rating and by type of counterparty, and the share of the loans outstanding with the CEB’s ten main counterparties, each for the two years ended December 31, 2016 and 2015:

LOAN PORTFOLIO BY RATING AND BY TYPE OF COUNTERPARTIES (1)

	2016				2015
	AAA/AA	A/BBB	BIG(2)	Total	AAA/AA	A/BBB	BIG(2)	Total
Sovereign, State Owned Financial Institutions and IFIs	535	3,965	2,755	7,255	243	3,647	2,310	6,200
Sub-sovereign administration and financial institutions (state-owned, region-owned, etc.)	1,278	1,713	48	3,040	1,544	1,785	22	3,352
Other financial institutions	82	3,113	26	3,221	99	3,137	51	3,286
Non-financial institutions	40	12	146	199	20	51	163	234

Total	1,936	8,803	2,976	13,715	1,906	8,619	2,546	13,072

(1)	Loans reported after CRM at nominal value and excluding accrued interest. Ratings presented are those as recommended by the Basel Committee (second best rating) or, when not rated by international rating agencies, an internal rating.
(2)	Below investment grade.

Financing Commitments

As discussed above under “Financial Review—Balance Sheet—Financing commitments and stock of projects awaiting financing”, financing commitments are approved projects still awaiting financing and for which a framework loan agreement has been signed. During 2016, financing commitments increased from €3.1 billion at year-end 2015 to €4.1 billion at year-end 2015. At year-end 2016, financing commitments rated “investment grade” represented 78.0% of the total portfolio, compared to 72.2% at year-end 2015.

The following table displays the breakdown of financing commitments to counterparties by Member State and by rating for the two years ended December 31, 2016 and 2015.

EXPOSURE ON FINANCING COMMITMENTS (1)

	2016				2015
	AAA/AA	A/BBB	BIG(2)	Total	AAA/AA	A/BBB	BIG(2)	Total
Target Countries
Poland		411		411		134		134
Romania		319		319		190	25	215
Slovak Republic		205		205		452		452
Turkey			179	179		433		433
“the former Yugoslav Republic of Macedonia”			164	164			173	173
Cyprus			156	156			142	142
Serbia			118	118			95	95
Bulgaria		105		105
Hungary		87		87			63	63
Czech Republic		85		85		35		35
Bosnia and Herzegovina			67	67			67	67
Lithuania		60		60		70		70
Albania			43	43			44	44
Moldova (Rep. of)			43	43			46	46
Croatia			34	34			82	82
Montenegro			11	11			16	16

Sub-total		1,271	815	2,086		1,314	753	2,067

Non-Target Countries
Germany	625	10		635	45	10		55
France	345	236		581	98	406		504
Ireland		285		285
Finland	120	30		150		30		30
Belgium		148		148		233		233
Spain		129		129		40		40
Portugal			84	84			115	115
Italy		75		75
Austria(3)						75		75
Supranationals					1			1

Sub-total	1,090	912	84	2,086	144	793	115	1,052

Total	1,090	2,184	899	4,172	144	2,107	868	3,119

(1)	Financing commitments are reported after CRM. Ratings presented are those as recommended by the Basel Committee (second best rating) or, when not rated by international rating agencies, an internal rating.
(2)	Below investment grade.
(3)	Austria is not a Member State. The projects are to be undertaken in a Member State but then guaranteed by Austrian counterparties.

Securities portfolios

The Bank manages three securities portfolios: the short-term liquidity portfolio (short-term securities with maturities up to one year), the medium-term liquidity portfolio (maturities of one year and up to 15 years) and the long-term portfolio (maturities of one year and up to 30 years). Eligible counterparties must have a minimum internal rating for maturities up to three months of 6.0 (BBB) for sovereign and 6.5 (BBB+) for financial institutions; a minimum rating of 7.0 (A-) for investments with maturities between three months and one year and a minimum rating of 8.0 (A+) for investments with maturities of more than one year.

The following tables show the securities portfolio by portfolio and by maturity and rating:

BREAKDOWN SECURITIES PORTFOLIO BY PORTFOLIO, MATURITY AND RATING (1)

	in millions of euros
	2016
	AAA	AA	A	BBB	Total
Long Term Portfolio	679	1,434		200	2,313
Medium Term Portfolio	416	1,181		49	1,646
Short Term Portfolio		79	1,295	381	1,755

Total	1,095	2,694	1,295	630	5,714

	in millions of euros
	2016
	AAA	AA	A	BBB	Total
Under 1 year		569	1,295	491	2,355
> 1 years < 2 years	25	160			185
> 2 years < 5 years	350	669		99	1,119
> 5 years	720	1,296		40	2,056

Total	1,095	2,694	1,295	630	5,714

(1)	Securities reported at nominal value and excluding accrued interest. Ratings presented are those as recommended by the Basel Committee (second best rating) or, when not rated by international rating agencies, an internal rating.

The following table displays the breakdown of the securities portfolios by country and credit rating (of the counterparty) for the two years ended December 31, 2016 and 2015).

EXPOSURE ON SECURITIES PORTFOLIOS (1)

						in millions of euros
	2016					2015
	AAA	AA	A	BBB	Total	AAA	AA	A	BBB	BB	Total
Member Countries
Belgium		10	219		229		60				60
Finland		76			76	76					76
France		1,675	653		2,327		1,563	855			2,418
Germany	154	251			404	154	151				304
Ireland								10			10
Italy				409	409				160		160
Luxembourg	42				42	42					42
Netherlands	259	305			564	259	400				659
Norway	72				72	69					69
Portugal										200	200
Spain				221	221				86		86
Sweden		8			8		8				8
Switzerland			424		424			229			229

Sub-total	527	2,323	1,295	630	4,776	599	2,181	1,094	246	200	4,320

Supranational	568	106			674	573	181				754

Sub-total	568	106			674	573	181				754

Europe
Austria		89			89		88				88
Great Britain		49			49		100				100
Sub-total		138			138		188				188
Others
Australia		62			62		62				62
Canada		65			65		65				65
United States								135	400		535

Sub-total		127			127		127	135	400		662

Total	1,095	2,694	1,295	630	5,714	1,172	2,677	1,228	646	200	5,924

(1)	Securities reported at nominal value and excluding accrued interest. Ratings presented are those as recommended by the Basel Committee (second best rating) or, when not rated by international rating agencies, an internal rating.

Derivatives

The Bank uses derivatives solely as an end user for hedging purposes, namely to hedge the interest rate and foreign exchange risks on its lending, investment and funding operations in accordance with the policy adopted by the Administrative Council. Before entering into a derivative transaction, credit clearance of the counterparty by the FRC as well as an ISDA Master Agreement and corresponding CSA (Credit Support Annex) with the counterparty are required. The minimum rating for swap counterparties at the date of entering into new swap transactions must be 6.5 (BBB+). Eligible collateral may be cash or debt securities. The minimum rating for eligible bonds received as collateral must be 7.0 (A-). Swap transactions are valued at their net present value and the positions per counterparty are monitored daily so that additional collateral can be called if necessary.

At year-end 2016, the breakdown of derivatives by type of hedge was 72.0% for bond issuances (compared to 73.0% at year-end 2015), 21.0% for loans (compared to 20.3% at year-end 2015) and 6.0% for securities (compared to 6.7% at year-end 2015).

All outstanding derivatives were collateralized at year-end 2016, unchanged compared to year-end 2015. The Bank can receive cash deposits, AAA/AA rated securities (US, German, UK, French or Dutch government bonds) and/or, on a case-by-case basis, other fixed rate fixed maturity securities upon approval by the CEB as collateral for derivatives.

The breakdown of the nominal value of swaps by instrument and by maturity is shown in the table below.

MATURITY OF SWAP INSTRUMENTS

						in millions of euros
	2016					2015
	less than 1 year	1 to 5 years	5 to 10 years	10 years or more	Total	less than 1 year	1 to 5 years	5 to 10 years	10 years or more	Total
Total (a)	3,977	14,065	6,390	2,445	26,877	3,334	13,694	6,139	2,376	25,542
Currency-rate swaps	3,014	8,365	719	379	12,477	2,650	9,424	707	454	13,235
Interest-rate swaps	963	5,699	5,672	2,065	14,400	684	4,269	5,432	1,922	12,306
Thereof: collateralized (b)	3,977	14,065	6,390	2,445	26,877	3,334	13,694	6,139	2,376	25,542
(b)/(a)	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%

Market Risks

Market risk is defined as a risk of loss incurred as a result of unfavorable changes in interest or currency exchange rates. Within the ambit of its ordinary operations (issuing, loans and securities operations), the Bank is exposed to interest rate and foreign exchange risks. The CEB attempts to hedge itself against these risks in order to reduce interest rate risks and foreign exchange risks to a minimum.

Interest rate risk

Interest rate risk is defined as the exposure of the Bank’s economic value or results to adverse movements in interest rates. Exposure to interest rate risk occurs when there is asymmetry over time between rate types for uses (loans, securities and deposits) and resources (borrowings), and their reset frequencies. The CEB’s ALM strategy is to maintain a sustainable revenue profile as well as to limit the volatility of the Bank’s economic value. The CEB has chosen to privilege the revenue profile in view of the constraint of self-financing the CEB’s growth.

Since the adoption of the new financial and risk policy in June 2016, the Bank has increased the flexibility of its balance-sheet management by diversifying the categories of fixed-rate assets in which fixed-rate liabilities are invested. The Bank has thus extended the range of products in which its own funds are invested to include the category of fixed-rate loans (in addition to fixed-rate long-term securities). It also took advantage of this opportunity to adjust its own funds duration objective.

Apart from the duration target for own funds, the Bank ensures that the mismatches between assets and liabilities in terms of volume, currency and interest-rate characteristics remain within prudent limits. The Bank takes recourse to natural hedges whenever possible and, if necessary, uses derivative products, mainly interest rate and currency swaps, only for hedging purposes.

In line with Basel Committee recommendations, the Bank has defined indicators and set limits to measure the impact of interest-rate changes on both its earnings and economic value. The main indicators are the gap analysis (interest rate and index gaps), the economic value sensitivity and the earnings sensitivity. For more information on these indicators and the CEB’s interest rate hedging, see Note B (“Risk Management”) of CEB’s audited financial statements set forth in Exhibit 2 of this annual report on Form 18-K.

Foreign exchange risks

Foreign exchange (“FX”) risk is the potential loss on on- and off-balance sheet positions arising from unfavorable movements in FX rates. The Bank’s FX risk is minimal as it maintains very small positions in foreign currencies. The CEB’s strategy with respect to FX risk is not to take any position and to finance assets and liabilities in a single currency. The residual risk arising from gains and losses in currencies other than the euro is systematically monitored and hedged on a monthly basis. The Bank uses natural hedging whenever possible. It resorts to derivative products only for hedging purposes.

Foreign currency thresholds have been defined and the Bank ensures that its daily exposure per currency does not exceed defined limits. On a monthly basis, the Bank resorts to spot currency purchases or sales when the residual foreign currency position in a given currency, i.e., the spot net open position, exceeds the counter-value of €1 million at month-end. The spot net open position in each currency was below the approved limit both at December 31, 2016 and at December 31, 2015. At December 31, 2016, the net open position for each currency was below the approved limit, unchanged from December 31, 2015.

Liquidity Risk

Liquidity management plays a crucial role in safeguarding financial flexibility, especially when adverse market conditions make access to long-term funds difficult or impossible, and ensures that the Bank is able to meet its payment obligations in full and in a timely manner whenever they become due. This is particularly important because unlike commercial banks the CEB does not hold any deposits for clients, and does not have access to refinancing by a central bank. As a general prudent objective, the Bank maintains ample liquidity to be able to withstand potential periods of no access to the market and still continue its activity even under extreme market conditions.

The CEB’s liquidity risk tolerance is transposed into comprehensive risk indicators and supported by adequate limits. The main indicators are the following: The self-sufficiency period, i.e., the time period during which the Bank is able to fulfill its stressed expected net cash outflows stemming from ongoing business operations without access to the market and without sale/repoing of its available liquid assets in the market; and the survival horizon, i.e., the time period during which the Bank is able to fulfill its stressed expected net cash outflows stemming from ongoing business operations without access to the market but including the sale/repoing of its available stressed liquid assets in the market. Stress tests carried out on the liquidity curve take into account the absence of opportunities for refinancing, credit risk haircuts on loans and securities representing the default probability of a given counterparty, based on credit ratings and maturities, liquidity risk haircuts on securities which materialize a valuation risk and take into account rating, maturity and economic sector. Finally, the level of the Bank’s short-term liquidity must comply with a prudential short-term liquidity ratio. For more information see “—Prudential Framework”. Furthermore, by estimating variations in its liquidity indicators according to different funding scenarios, the Bank defines its refinancing program in terms of volume and maturities.

CEB LIQUIDITY POSITION AS OF DECEMBER 31, 2016 AND DECEMBER 31, 2015 (1)

in thousands of euros
	Current outstanding			Non-current outstanding
December 31, 2016	Up to 1 month	More than 1 month up to 3 months	More than 3 months up to 1 year	1 to 5 years	More than 5 years	Total
Assets
Cash in hand, balances with central banks	648,960					648,960
Available-for-sale financial assets	816,163	790,182	562,231	812,950	612,748	3,594,274
Loans and advances to credit institutions and to customers
Loans	92,106	102,902	2,088,607	6,981,830	5,367,045	14,632,491
Advances	369,654	609,184	1,448,069			2,426,907
Financial assets held to maturity	131,920	9,602	176,503	864,281	1,878,930	3,061,235

Sub-total of assets	2,058,804	1,511,869	4,275,410	8,659,061	7,858,723	24,363,867
Liabilities
Amounts owed to credit institutions and to customers	85,203	6,667	6,667	53,333	26,667	178,536
Debt securities in issue		996,660	2,326,362	12,445,763	4,746,446	20,515,232
Deposits of guarantees received	1,371,008					1,371,008
Social Dividend Account (SDA)	63,143					63,143

Sub-total of liabilities	1,519,354	1,003,327	2,333,029	12,499,097	4,773,113	22,127,919
Off-balance sheet
Financing commitments	(120,850)	(469,800)	(1,279,350)	(1,737,323)	(565,135)	(4,172,458)
Term financial instruments(2)
To be received	107,647	1,034,877	2,529,156	9,366,785	1,092,562	14,131,028
To be paid	(124,625)	(801,667)	(1,943,781)	(8,346,221)	(1,131,976)	(12,348,270)

Sub-total of off-balance sheet	(137,827)	(236,589)	(693,974)	(716,759)	(604,550)	(2,389,700)

Total by maturity 2016	401,623	271,953	1,248,407	(4,556,795)	2,481,061	(153,751)

					in thousands of euros
	Current outstanding			Non-current outstanding
December 31, 2015	Up to 1 month	More than 1 month up to 3 months	More than 3 months up to 1 year	1 to 5 years	More than 5 years	Total
Assets
Cash in hand, balances with central banks	476,467					476,467
Available-for-sale financial assets	378,084	833,974	799,847	1,051,829	567,831	3,631,565
Loans and advances to credit institutions and to customers
Loans	36,834	91,869	1,318,865	6,985,792	5,638,276	14,071,635
Advances	1,263,964	1,029,530				2,293,494
Financial assets held to maturity	3,700	17,822	285,363	916,287	2,144,949	3,368,121

Sub-total of assets	2,159,049	1,973,194	2,404,075	8,953,908	8,351,056	23,841,283
Liabilities
Amounts owed to credit institutions and to customers	129,812	32	6,699	53,511	40,044	230,098
Debt securities in issue		1,435,731	1,553,798	12,615,549	4,540,164	20,145,242
Deposits of guarantees received	1,682,498					1,682,498
Social Dividend Account (SDA)	60,610					60,610

Sub-total of liabilities	1,872,921	1,435,763	1,560,496	12,669,059	4,580,208	22,118,448
Off-balance sheet
Financing commitments	(217,750)	(163,550)	(1,118,700)	(1,147,414)	(472,041)	(3,119,455)
Term financial instruments(2)
To be received	98,645	1,467,025	1,736,938	10,559,300	1,210,146	15,072,054
To be paid	(117,435)	(1,150,917)	(1,317,695)	(8,999,568)	(1,254,761)	(12,840,376)

Sub-total of off-balance sheet	(236,540)	152,558	(669,457)	412,318	(516,656)	(887,777)

Total by maturity 2015	49,588	689,990	144,121	(3,302,833)	3,254,191	835,057

(1)	The table features future and non-discounted contractual flows, including non-accrued interest, classified by maturity according to the outstanding duration between December 31, 2016 and December 31, 2015, respectively, and the contractual maturity date. Off-balance sheet items consist of cash flows related to swaps entered into in the ordinary course of the Bank’s operations.
(2)	Each term financial instrument is simultaneously presented in the line “To be received” and in the line “To be paid” in the case of foreign exchange or currency swaps.

Operational Risk

The CEB defines operational risk as the risk of potential loss resulting from inadequate or failed internal processes, people and systems or from external events, including legal risk. Moreover, the CEB takes into account reputational risks linked to its activities. By deliberately choosing to apply the Basel Committee recommendations and best practices, the Bank is committed to constantly assessing its operational risks and to implementing the appropriate mitigating measures. The operational risk framework is reviewed and approved at the semi-annual meetings of the Committee for Operational Risks and Organization and the operational risk capital charge is calculated and presented in the quarterly risk management report.

The Basic Indicator Approach (proposed under Basel II) is adopted to calculate an operational risk capital charge against the Bank’s prudential equity (defined as paid-in capital, reserves and net profit). The Bank calculates this capital charge on the basis of the average net banking income over the previous three years. The charge is compared to prudential equity. As of December 31, 2016, the charge amounted to €24.8 million, stable compared to €24.9 million as of December 31, 2015.

GOVERNANCE

The CEB is administered, supervised and managed by a Governing Board, an Administrative Council, a Governor and an Auditing Board.2

Governing Board

Powers

The Governing Board is the supreme organ of the Bank and is vested with all powers that have not been delegated to the Administrative Council. The Bank’s Articles of Agreement specify certain functions and powers exercised by the Governing Board, including setting out the general orientations for the Bank’s activity and authorizing cooperation agreements with other international organizations, laying down the conditions for Bank membership, deciding capital increases, and approving the annual Report of the Governor, the accounts and the Bank’s general balance sheet. It elects its own Chairman and the Chairman of the Administrative Council and appoints the Governor, the Vice-Governors and the members of the Auditing Board.

The Governing Board is also required to state a position on the recommendations and opinions transmitted to it by the Committee of Ministers and the Parliamentary Assembly of the Council of Europe.

Decision-making

The discussions and decisions of the Governing Board are not valid unless two-thirds of its members are present. Each Member State of the CEB has one vote for each participating certificate held by it. Any Member State that has failed to pay required capital that has come due may not, for as long as such non-payment persists, exercise the voting rights corresponding to the sum due and not paid up.

Decisions are reached by a majority of the Member States voting in favor or against and holding two-thirds of the votes cast. A majority of three-quarters of the Member States voting in favor or against and holding three-quarters of the votes cast is required for assuming, under exceptional circumstances and for a specified period, powers delegated to the Administrative Council. The same majority is required for adjusting the apportionment of ownership not resulting from the admission of new Member States. A unanimous vote is required for suspending or terminating the Bank’s operations and amending the Articles, although any change in the stated aims of the Bank expressed in the Articles requires approval of the Committee of Ministers.

Composition

The Governing Board is composed of a Chairman and one representative appointed by each Member State, which as a general rule is the Member State’s ambassador to the Council of Europe in Strasbourg, France.

The Chairman reports on the Bank’s activities to the Parliamentary Assembly of the Council of Europe and to the Committee of Ministers at least once a year and forwards the Annual Report of the Governor to the Committee of Ministers. Each Member State of the Bank is entitled to present a candidate for the Chairmanship.

The Secretary General of the Council of Europe or his representative is entitled to participate in the meetings of the Governing Board without the right to vote. As a general rule, the Governor or his representative, the Bank’s legal adviser and the Secretariat of the organs also participate in meetings.

[2]	The Bank’s organs are: the Governing Board, the Administrative Council, the Governor and the Auditing Board. In accordance with Article XIII, the secretariat of the Bank’s organs is provided by the Secretariat of the Partial Agreement on the Council of Europe Development Bank in Strasbourg (Head of the Partial Agreement: Giusi Pajardi; Executive Secretary to the Organs: György Bergou).

Administrative Council

Powers

The Administrative Council possesses all those powers delegated to it by the Governing Board under the Articles, although the Governing Board may reassume such powers from the Administrative Council in exceptional circumstances for a specified period. Among other functions, the Administrative Council establishes and supervises operational policies, approves loan projects and votes on the Bank’s operating budget. The Administrative Council may at any time appoint committees from among its members and delegate specified powers to such committees.

Decision-making

Decisions of the Administrative Council are only valid if two-thirds of its Member States’ representatives are present. Each Member State possesses one vote for each participating certificate held by it. Most decisions of the Administrative Council are taken by a vote with simple majority of the votes cast, although some require a majority of the Member States (not counting those Member States which abstain from voting) and a majority of the votes cast. These include decisions on proposals and opinions addressed to the Governing Board concerning (i) adjustments to the Bank’s capital and its apportionment, increases or reductions in the authorized capital; (ii) the suspension or termination of the Bank’s operations and, in the event of liquidation, distribution of its assets; (iii) the appointment of the members of the Auditing Board; and (iv) the appointment of the external auditor and establishment of its terms of reference. In addition, the Administrative Council takes, by simple majority of the Member States and a majority of two-thirds of the votes cast, decisions regarding investment projects that have not received an opinion as to admissibility.

Composition

The Administrative Council is composed of a Chairman appointed by the Governing Board for a three-year term and one representative appointed by each Member State, as a general rule from the ministry of finance of the Member State. Its Chairman is elected by the Governing Board. The term of office of the Chairman is three years and is renewable for a second three-year term. The Chairman does not have the right to vote.

The Secretary General of the Council of Europe may participate in or be represented at the meetings. As a general rule, the Governor or his representative, the Bank’s legal adviser and the Secretariat of the organs also participate in meetings. The Administrative Council may, when it deems necessary, invite representatives of international organizations or any other interested person to participate in its proceedings, but such invitees do not have the right to vote.

Current Membership of the Governing Board and the Administrative Council

The following are the representatives to the Governing Board and Administrative Council of the CEB as of April 10, 2017.

GOVERNING BOARD		ADMINISTRATIVE COUNCIL
Chairpersons
Dominique LAMIOT Administrator General of Public Finance and Director of Public Finance for Hauts-de-Seine, Nanterre		Joseph LICARI Former Permanent Representative of Malta to the Council of Europe, Strasbourg
Vice-Chairs
Miroslav PAPA Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Croatia to the Council of Europe, Strasbourg		Carola BJØRKLUND Coordinator for Council of Europe Affairs, Ambassador, Ministry of Foreign Affairs, Oslo

GOVERNING BOARD		ADMINISTRATIVE COUNCIL
Albania
Alma KASA Chargé d’Affaires a.i., Deputy Permanent Representative of Albania to the Council of Europe, Strasbourg		Erjon LUÇI Deputy Minister, Ministry of Finance, Tirana
Belgium
Gilles HEYVAERT Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Belgium to the Council of Europe, Strasbourg		Ronald DE SWERT Head International and European Financial Affairs, Belgian Treasury, Federal Public Service Finance, Brussels
Bosnia and Herzegovina
Predrag GRGIĆ Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Bosnia and Herzegovina to the Council of Europe, Strasbourg		Ljerka MARIĆ Deputy Chair of the Management Board, Federal Banking Agency, Sarajevo
Bulgaria
Katya TODOROVA Ambassador, Permanent Representative of Bulgaria to the Council of Europe, Strasbourg		Gergana BEREMSKA Director, Directorate of International Financial Institutions and Cooperation, Ministry of Finance, Sofia
Croatia
Miroslav PAPA Vice-Chairperson of the Governing Board Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Croatia to the Council of Europe, Strasbourg		Željko TUFEKČIĆ State Secretary, Ministry of Finance, Zagreb
Cyprus
Theodora CONSTANTINIDOU Ambassador, Permanent Representative of Cyprus to the Council of Europe, Strasbourg		Christos PATSALIDES Permanent Secretary, Ministry of Finance, Nicosia
Czech Republic
Emil RUFFER Ambassador Extraordinary and Plenipotentiary, Permanent Representative of the Czech Republic to the Council of Europe, Strasbourg		Petr PAVELEK Deputy Minister for Public Budgets, Ministry of Finance, Prague
Denmark
Klavs A. HOLM Ambassador, Permanent Representative of Denmark to the OECD, Paris		Steen Ryd LARSEN Advisor, Ministry of Finance, Copenhagen
Estonia
Katrin KIVI Ambassador Extraordinary and Plenipotentiary Permanent Representative of Estonia to the Council of Europe, Strasbourg		Riina LAIGO Counsellor, EU and International Affairs Department, Ministry of Finance, Tallinn

GOVERNING BOARD		ADMINISTRATIVE COUNCIL
Finland
Satu MATTILA-BUDICH Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Finland to the Council of Europe, Strasbourg		Kristina SARJO Financial Counsellor, International Financial Affairs, Ministry of Finance, Helsinki
France
Jean-Baptiste MATTEI Ambassador, Permanent Representative of France to the Council of Europe, Strasbourg		Shanti BOBIN Head of Bilateral Relations and European Financial Instruments, Treasury Department, Ministry of Economy and Finance, Paris
Georgia
Konstantin KORKELIA Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Georgia to the Council of Europe, Strasbourg		Nikolaz GAGUA Deputy Minister, Ministry of Finance, Tbilisi
Germany
Gerhard KÜNTZLE Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Germany to the Council of Europe, Strasbourg		Christof HARZER Head of Division (VII A 2), Multilateral Development Banks, Ministry of Finance, Berlin
Greece
Stelios PERRAKIS Ambassador, Permanent Representative of Greece to the Council of Europe, Strasbourg

Haris SIMOPOULOS

Head of Department for International Organizations and Regional Cooperation, General Directorate for International Economic and Trade Policy, Ministry of Economy, Development and Tourism, Athens

Holy See
Mgr Paolo RUDELLI Special Envoy and Permanent Observer of the Holy See to the Council of Europe, Strasbourg		Mgr John Baptist ITARUMA Deputy Permanent Observer of the Holy See to the Council of Europe, Strasbourg
Hungary
Ágnes KERTÉSZ Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Hungary to the Council of Europe, Strasbourg		Endre TÖRÖK Deputy Head of Department for International Finance, Ministry for National Economy, Budapest
Iceland
Kristján Andri STEFÁNSSON Ambassador, Permanent Representative of Iceland to the Council of Europe, Paris		Ólafur SIGURÐSSON Director, Directorate for External Trade and Economic Affairs, Ministry for Foreign Affairs, Reykjavik
Ireland
Keith McBEAN Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Ireland to the Council of Europe, Strasbourg		Des O’LEARY Principal, International Financial Institutions Division, Department of Finance, Dublin

GOVERNING BOARD		ADMINISTRATIVE COUNCIL
Italy
Marco MARSILLI Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Italy to the Council of Europe, Strasbourg		Filippo GIANSANTE Director, International Financial Relations, Department of the Treasury, Ministry of Economy and Finance, Rome
Kosovo
Edon CANA Consul General of Kosovo, Strasbourg		Fatmir PLAKIQI Director of Treasury, Ministry of Economy and Finance, Pristina
Latvia
Ivars PUNDURS Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Latvia to the Council of Europe, Strasbourg		Inta VASARAUDZE Director, Department of Economic Analysis, Ministry of Finance, Riga
Liechtenstein

Daniel OSPELT Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Liechtenstein to the Council of Europe, Strasbourg
Lithuania
Laima JUREVIČIENĖ Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Lithuania to the Council of Europe, Strasbourg		Darius TRAKELIS Director, EU and International Affairs Department, Ministry of Finance, Vilnius
Luxembourg
Michèle EISENBARTH Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Luxembourg to the Council of Europe, Strasbourg		Arsène JACOBY Director, Multilateral Affairs, Development and Compliance, Ministry of Finance, Luxembourg
Malta
Joseph A. FILLETTI Ambassador, Permanent Representative of Malta to the Council of Europe, Strasbourg		Tania CARABOTT Deputy Permanent Representative of Malta to the Council of Europe, Strasbourg
Moldova (Republic of)
Corina CĂLUGĂRU Ambassador, Permanent Representative of the Republic of Moldova to the Council of Europe, Strasbourg		Octavian ARMAŞU Minister of Finance, Chişinau
Montenegro
Božidarka KRUNIĆ Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Montenegro to the Council of Europe, Strasbourg		Nikola VUKIĆEVIĆ Deputy Minister for Budget, Ministry of Finance, Podgorica
Netherlands
Onno ELDERENBOSCH Ambassador Extraordinary and Plenipotentiary, Permanent Representative of the Netherlands to the Council of Europe, Strasbourg		Jan HEIDSMA Advisor, Ministry of Foreign Affairs, The Hague

GOVERNING BOARD		ADMINISTRATIVE COUNCIL
Norway
Astrid E. HELLE Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Norway to the Council of Europe, Strasbourg		Carola BJØRKLUND Vice-Chairperson of the Administrative Council Coordinator for Council of Europe Affairs, Ambassador, Ministry of Foreign Affairs, Oslo
Poland
Janusz STAŃCZYK Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Poland to the Council of Europe, Strasbourg		Piotr NOWAK Undersecretary of State, Ministry of Finance, Warsaw
Portugal
João Maria CABRAL Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Portugal to the Council of Europe, Strasbourg		José MORENO Adviser, Office for Economic Policy and International Affairs, Ministry of Finance, Lisbon
Romania
Razvan RUSU Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Romania to the Council of Europe, Strasbourg		Boni CUCU General Director, International Financial Relations General Directorate, Ministry of Public Finance, Bucharest
San Marino
Guido BELLATTI CECCOLI Ambassador, Permanent Representative of San Marino to the Council of Europe, Strasbourg		Nicola CECCAROLI Counsellor, Ministry of Finance, San Marino
Serbia
Zoran POPOVIĆ Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Serbia to the Council of Europe, Strasbourg		Zoran ĆIROVIĆ Former Chairman of the Securities Commission of the Republic of Serbia, Belgrade
Slovak Republic
c/o Marcela HANUSOVÁ Deputy Permanent Representative of the Slovak Republic to the Council of Europe, Strasbourg		Martina KOBILICOVÁ Director General, Internal Relations Section, Ministry of Finance, Bratislava
Slovenia
Eva TOMIČ Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Slovenia to the Council of Europe, Strasbourg		Martin ZDOVC Undersecretary of State, International Finance Department, Ministry of Finance, Ljubljana
Spain
Javier GIL CATALINA Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Spain to the Council of Europe, Strasbourg		Pilar MAS RODRIGUEZ General Director of Macroeconomic Analysis and International Economics, Ministry of Economy and Competitiveness, Madrid
Sweden
Torbjörn HAAK Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Sweden to the Council of Europe, Strasbourg		Anders WAHLBERG Senior Adviser and Deputy Head of Division for International Financial Institutions, Ministry of Finance, Stockholm

GOVERNING BOARD		ADMINISTRATIVE COUNCIL
Switzerland
Markus BÖRLIN Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Switzerland to the Council of Europe, Strasbourg		Michelle GYSIN Deputy Head of Multilateral Cooperation, State Secretariat for Economic Affairs, Bern
“the former Yugoslav Republic of Macedonia”
Petar POP-ARSOV Ambassador Extraordinary and Plenipotentiary, Permanent Representative of “the former Yugoslav Republic of Macedonia” to the Council of Europe, Strasbourg		Dejan NIKOLOVSKI Head of International Financial Relations and Public Debt Management Department, Ministry of Finance, Skopje
Turkey
Erdoğan İŞCAN Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Turkey to the Council of Europe, Strasbourg		Ömer Ethem BAYAR Director General for Foreign Economic Relations, Undersecretariat of Treasury, Ankara

The Governor

The Governor of the CEB is the Bank’s legal representative and represents the CEB in all of its transactions and legal proceedings. The Governor is the head of the Bank’s operational services and is responsible for carrying out the day-to-day business and operating activities of the CEB based on the guidelines and the authorizations of the Administrative Council. He is responsible for the organization of the CEB’s operational services and for the Bank’s staff within the framework of the regulations adopted by the Administrative Council. He is assisted by one or more Vice-Governors and replaced by one of them if necessary. Pursuant to the Bank’s Articles of Agreement, the Vice-Governors are appointed by the Governing Board based on a proposal from the Governor, following an opinion on conformity from the Administrative Council and after consultation with the members of the Governing Board. The Governor determines the responsibilities of the Vice-Governors taking into account post descriptions approved by the Administrative Council.

The Governor and Vice-Governors are each appointed by the Governing Board for a five-year term (renewable once in the case of first-time appointments after November 2010). The current Governor and Vice-Governors are the following:

Governor and Vice-Governors	Position with CEB as at April 1, 2017	Years with CEB	Expiration of Current Term
Rolf Wenzel	Governor	5.3	December 17, 2021
Rosa María Sánchez-Yebra Alonso	Vice-Governor for Social Development Strategy	0.3	December 17, 2021
Carlo Monticelli	Vice-Governor for Financial Strategy	1.4	October 31, 2020

Auditing Board

Powers

The Auditing Board is required by the Articles to inspect the CEB’s accounts and verify that the operational accounts and balance sheet are in order, to certify in an annual report that the balance sheet and operational accounts accord with the books and records of the Bank, that they give an accurate and true picture of the state of the CEB’s affairs, and that the CEB is being managed according to the principles of sound financial management. Its audit is required to be conducted in accordance with generally accepted auditing standards.

The Auditing Board, as an independent supervisory body of the Bank’s activities, is entitled, separately from other controlling entities, to examine specific projects financed by the Bank. The audit may take place by review of documentation at the Bank and/or, in exceptional cases, and subject to the agreement of the Governor, by on-site visits. The Auditing Board has regular access to reports on internal audit activities, which includes a list of internal audits completed, audits in progress and status reports of audit findings. Moreover, the Auditing Board has full access to or may request for review all internal documents which it deems necessary to examine in order to carry out its duties. The Auditing Board may use external experts in cases where it is faced with a particular problem for which it requires specialized technical expertise that is not available among its members.

The Governor is required to inform the Auditing Board about the tenders for the appointment of the external auditor. Thereupon, the Auditing Board presents its opinion on the choice of the external auditor to the Administrative Council and the Governing Board as well as to the Governor and the Secretariat of the Partial Agreement.

KPMG S.A. was selected by the Governing Board to be the Bank’s external auditor through 2017.

Composition

The Auditing Board is composed of three members originating from the Member States of the CEB. The Governing Board appoints the members of the Auditing Board, including substitute members, according to a rotation scheme. The Member States are invited to present candidates having significant professional experience in the financial audit field. The term of office of each member is three years and not more than one member is permitted to retire each year. Outgoing members are required to attend the meetings of the Auditing Board as an advisor until the next rotation becomes effective the following year.

The current members of the Auditing Board and their principal professions as of April 1, 2017, are Dubravka Flinta (Head of National Fund Sector, Ministry of Finance, Zagreb, Croatia), Viktor Gjorchev (Head of Internal Audit Department, Ministry of Finance, Skopje, “the former Yugoslav Republic of Macedonia”), and Thomas Vapper (Financial Policy Counsellor, Permanent Representation of Estonia to the EU, Brussels, Estonia).

Staff

Over the years, the CEB has increased its staff numbers in accordance with the development of its activities. Thus, at year-end 2016, the Bank had a total of 197 permanent staff members in addition to appointed officials, compared to 193 permanent staff members at year-end 2015. Of the 197 staff members, 130 were professional staff (of which 41% were women and 59% were men) and 67 were support staff (of which 76% were women and 24% were men). Although women are generally well represented at the Bank, continued efforts are undertaken to improve diversity, particularly through higher representation of women at senior levels and in management positions. The CEB monitors other aspects of diversity, including educational background, and recruits actively from all Member States.